SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: October 14, 2009
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .)
Enclosed:
Material Change Report
Shareholders’ Agreement
Investment Agreement
Treasury Bill Purchase Agreement

Form 51-102F3
Material Change Report
1.	REPORTING ISSUER

Ivanhoe Mines Ltd. (“Ivanhoe” or the “Company”) 654 — 999 Canada Place Vancouver, BC V6C 3E1

2.	DATE OF MATERIAL CHANGE

October 6, 2009

3.	PRESS RELEASE

The press release was issued on October 6, 2009 and was disseminated through the facilities of recognized newswire services.

4.	SUMMARY OF MATERIAL CHANGE

The Company, its subsidiary, Ivanhoe Mines Mongolia Inc. LLC (“IMMI”) and Rio Tinto International Holdings Limited (“Rio Tinto”) have entered into an Investment Agreement with the Government of Mongolia (the “Investment Agreement”) to define and regulate a relationship among the parties for the construction and development of the Oyu Tolgoi copper and gold mining project (the “OT Project”). The Investment Agreement provides for, among other things, a framework for maintaining a stable tax and operational environment for the OT Project, protection of the parties investment in the OT Project, the amount and term of the parties’ investment in the OT Project, the right to realize the benefits of such investment, the undertaking of mining activities with minimum damage to the environment and human health, the rehabilitation of the environment, the social and economic development of the Southern Gobi region and the creation of new jobs in Mongolia.

Concurrent with the execution of the Investment Agreement, IMMI and two indirect, wholly-owned subsidiaries of the Company, through which the Company holds its interest in IMMI, entered into a Shareholders Agreement (the “Shareholders Agreement”) with Erdenes MGL LLC (“Erdenes”), a company wholly-owned by the Government of Mongolia. The Shareholders Agreement contemplates the basis upon which the Government of Mongolia will, through Erdenes, acquire an initial 34% equity interest in the OT Project through a shareholding in IMMI and provides for the respective rights and obligations of the parties as shareholders of IMMI.

IMMI also entered into a Treasury Bill Purchase Agreement with the Government of Mongolia (the “T-Bill Agreement”) pursuant to which IMMI has agreed to purchase from the Government, in instalments, three discounted Treasury Bills with an aggregate face value of US$287.5 million for an aggregate purchase price of US$250 million.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

The Company, its subsidiary, IMMI and Rio Tinto have entered into an Investment Agreement with the Government of Mongolia to define and regulate a relationship among the parties for the construction and development of the OT Project. The Investment Agreement provides for, among other things, a framework for maintaining a stable tax and operational environment for the OT Project, protection of the parties investment in the OT Project, the amount and term of the parties’ investment in the OT Project, the right to realize the benefits of such investment, the undertaking of mining activities with minimum damage to the environment and human health, the rehabilitation of the environment, the social and economic development of the Southern Gobi region and the creation of new jobs in Mongolia.

Concurrent with the execution of the Investment Agreement, IMMI and two indirect, wholly-owned subsidiaries of the Company, through which the Company holds its interest in IMMI, entered into the Shareholders Agreement with Erdenes. The Shareholders Agreement contemplates the basis upon which the Government of Mongolia will, through Erdenes, acquire an initial 34% equity interest in the OT Project through a shareholding in IMMI and provides for the respective rights and obligations of the parties as shareholders of IMMI.

IMMI also entered into the T-Bill Agreement with the Government of Mongolia pursuant to which IMMI has agreed to purchase from the Government, in instalments, three discounted Treasury Bills with an aggregate face value of US$287.5 million for an aggregate purchase price of US$250 million.

The following is a summary of the material terms of the Investment Agreement, the Shareholders Agreement and the T-Bill Agreement. This summary is qualified in its entirety by reference to the specific terms of the Investment Agreement, the Shareholders Agreement and the T-Bill Agreement, copies of which have been filed on SEDAR.

Investment Agreement

The material terms and conditions of the Investment Agreement are as follows:
Effective Date
The Investment Agreement will become effective as of the date (the “Effective Date”) that all conditions precedent to its effectiveness have been satisfied or waived. The conditions to the effectiveness of the Investment Agreement include the following:
•	completion and registration of a revised charter for IMMI;
•	review and approval of a feasibility study of the OT Project in accordance with the laws of Mongolia within a period of 150 days from the date of submission;
•	confirmation by Mongolian taxation authorities of losses and capitalized expenses of IMMI for depreciation purposes available for future deduction and any outstanding tax liabilities or credits;

•	determination of the quantum of funds advanced by the Company, Rio Tinto or their respective affiliates to IMMI in relation to the OT Project prior to the Effective Date as mutually agreed by the parties or, failing agreement, as determined by an independent third party;
•	completion of a corporate restructuring of IMMI to separate from IMMI any assets that are unrelated to the OT Project;
•	establishment of a standing working committee of representatives of the Mongolian Government and of IMMI to facilitate and expedite permits, customs clearance or general government administration during the pre-commercial production phase of the OT Project;
•	transfer of all rights of the Company in respect of certain exploration licenses held indirectly by Entrée Gold LLC to IMMI and the conversion of such exploration licenses into mining licenses;
•	restructuring of the ownership of IMMI to a country subject to a double-taxation treaty with Mongolia; and
•	Rio Tinto having increased its ownership interest in the Company to at least 19%.
The parties to the Investment Agreement have agreed to take all reasonable action to ensure that each of the conditions precedent to the Investment Agreement is satisfied within six months of the execution of the Investment Agreement.
Term
The Investment Agreement has an initial term of duration of 30 years from the Effective Date (the “Initial Term”). IMMI has the right, exercisable by notice given not less than 12 months prior to the expiry of the Initial Term and subject to the fulfillment of certain conditions, to extend the Initial Term of the Investment Agreement for a further duration of 20 years (the “Renewal Term”).
In order to exercise its right to obtain the Renewal Term, IMMI must have performed the following obligations during the Initial Term:
•	IMMI must have demonstrated that the OT Project has been operated to industry best practice in terms of national and community benefits, environment and health and safety practices;
•	IMMI must have made capital expenditures in respect of the OT Project of at least US$9 billion;
•	IMMI must have complied in all material respects with its obligations to pay taxes under the laws of Mongolia, as stabilized under the terms of the Investment Agreement;

•	IMMI must have commenced commercial production from the OT Project within (i) seven years of the Effective Date or (ii) five years from the date of having obtained access to project financing sufficient to fully construct the OT Project in accordance with the feasibility study submitted to the Government of Mongolia, whichever is earlier;
•	if, as part of the development of the OT Project, IMMI has constructed, or is constructing, a copper smelter, IMMI must have constructed, or be constructing, such smelter in Mongolia;
•	if the development and operation of the OT Project has caused any unanticipated and irreversible ecological damage to natural resources in Mongolia, IMMI must have paid compensation based on the value of any such permanently damaged natural resources in accordance with the applicable laws of Mongolia; and
•	IMMI must have, within four years of having commenced commercial production at the OT Project, secured the total power requirements for the OT Project from sources within the territory of Mongolia.
Licenses and Permits
The Investment Agreement provides that IMMI has the right to apply for and obtain from competent authorities in accordance with relevant laws and regulations of Mongolia all leases, licenses, permits, work visas, customs clearance, easements and rights of way (permits for land to be used for road corridors and road facilities), approvals of competent authorities and other similar consents required in connection with the OT Project (“Permits”) and the Government of Mongolia has agreed to provide support if and when requested by IMMI in respect thereof in accordance with relevant laws and regulations of Mongolia.
Investment Protection
The Investment Agreement confirms IMMI’s rights to market, sell and export mineral products from the OT Project at international market prices and to freely expend and repatriate its sale proceeds in Mongolian togrogs and foreign currencies.
The Investment Agreement confirms that investments made by IMMI and its affiliates within the territory of Mongolia are entitled to the legal protection guaranteed by the Mongolian Constitution, the Foreign Investment Law, other Mongolian laws and regulations and the international treaties to which Mongolia is a party. IMMI and its affiliates are entitled to conditions no less favourable than the conditions granted to domestic Mongolian investors regarding the right to own, utilize and spend its investment.
The capital, property and assets of IMMI and its affiliates is not to be expropriated except for public purposes or interest, and only in accordance with due process of law on a non-discriminatory basis, and with the condition of full compensation by the Government of Mongolia according to applicable Mongolian laws and any international treaties to which Mongolia is a party. Unless otherwise provided in international treaties to which Mongolia is a party, the amount of compensation for any property expropriated is to be determined on the basis of the value of the property expropriated prior to the expropriation, or notice of the expropriation becoming public, and must be promptly paid in full.

Taxes, Royalties and Fees
Throughout the Initial Term and the Renewal Term, if any, all taxes payable by IMMI will remain stabilized unless a particular tax is lowered in which case IMMI will have the right to enjoy the benefit of the lower rate of tax.
The annual corporate income tax will be stabilized at 10% on all sums earned up to three billion togrogs (approximately US$2.1 million). All taxable income earned in excess of three billion togrogs will be taxed at the rate of 25%. In addition to corporate income tax, the following taxes have been stabilized:
•	customs duties;
•	value-added tax;
•	excise tax (except on gasoline and diesel fuel purchases),
•	royalties;
•	mineral exploration and mining license payments; and
•	immovable property tax and/or real estate tax.
The existing Windfall Profits Tax will be eliminated with effect as of January 1, 2011.
The specific rates of the other forms of taxation imposed on IMMI are as follows:
•	dividends — 10%;
•	income from royalties — 10%;
•	income from disposal of an immovable property — 2%;
•	income from interest — 10%;
•	income from sale of rights — 30%.
The Investment Agreement further provides that if value-added tax payments, which are currently non-refundable, become refundable in the future, the availability of the investment tax credit will cease from that point; however, past earned investment tax credits will still be applied.

IMMI is also entitled to an investment tax credit equal to 10% of its investment in depreciable non-current assets related to the OT Project until the earlier of seven years after the Effective Date or the date upon which commercial production commences.
IMMI is obliged to pay a royalty to the Government of Mongolia equal to 5% of the sales value of all extracted mineralization from the OT Project that is sold, shipped for sale, or used by IMMI. The royalty rate will be stabilized during the Initial Term and the Renewal Term, if any.
The annual fee payable by IMMI for the OT Project mining licenses is stabilized during the Initial Term and the Renewal Term, if any, at a rate of US$15 per hectare.
Project Financing and Commercial Production
IMMI has agreed to secure (or have made available to it), within two years of the Effective Date, sufficient financing facilities on terms, including in respect of guarantees, security or other support, reasonably acceptable to it, to enable the full and complete construction of the OT Project as described in the feasibility study submitted to the Government of Mongolia.
IMMI is required to achieve commencement of commercial production from the OT Project within five years of having secured (or having made available to it) the financing necessary to enable the full and complete construction of the OT Project. Commencement of commercial production will be evidenced by the achievement of 70% of planned concentrator throughput based on design capacity at that stage of construction for the OT Project, for a continuous period of 30 days.
Infrastructure
All roads, pipelines and other transportation infrastructure funded or constructed by IMMI or its affiliates in connection with implementation of the OT Project are required to be constructed to a standard necessary to meet the specific requirements of the OT Project only. IMMI may provide the public, the Government of Mongolia and third parties access to certain infrastructure and/or services, provided such access does not interfere with the operation of the OT Project. In addition, IMMI may recover costs by way of payments or collection of tolls from those persons or entities using such infrastructure and/or services.
IMMI is permitted to construct a road between the OT Project site and Gashuun Sukhait border crossing with China. IMMI may deduct the road construction expenses from its annual taxable income. The Government of Mongolia will be responsible for the maintenance of the road and the collection of road use fees from any third party users. IMMI will be exempt from any such road user fees.
IMMI has the right to access, and to use, self-discovered water resources for any purpose connected with the OT Project during the life of the OT Project, including construction, commission, operation and rehabilitation of the OT Project. IMMI is required to pay fees for its water use but such fees must be no less favourable than those payable from time to time by other domestic and international users, must take into account the quantity and quality of the water removed and consumed, and will be treated as a deductible expense from IMMI’s taxable income.

Smelter
IMMI has agreed that, within three years of commencing commercial production from the OT Project, it will, if requested by the Government of Mongolia, prepare a research report on the economic viability of constructing and operating a copper smelter in Mongolia to process the mineral concentrate derived from the OT Project. If IMMI builds a smelter in Mongolia — which is required if the smelter is built for the OT Project — it will be obligated to offer all gold bullion produced at such smelter to the Mongol Bank, subject to reasonable commercial terms and prevailing international prices.
Power Supply
During the construction period of the OT Project and until the fourth anniversary after the OT Project attains commercial production, IMMI will have the right to import electric power from sources outside Mongolia, including China. Within four years of having commenced commercial production, IMMI will be required to secure all of its power requirements for the OT Project from one or more of the following sources within Mongolia selected by IMMI:
•	one or more coal-fired power plants developed or funded by IMMI;
•	one or more coal-fired power plants developed or funded by a third party; or
•	the Mongolian electricity grid.
If the Government of Mongolia supplies power to IMMI, the supply must be on commercial and non-discriminatory terms and must be a stable, reliable and uninterrupted power supply in a quantity sufficient for the OT Project.
IMMI also has the option of developing supplemental power from alternative energy sources, such as wind, solar and geothermal.
Local Communities
IMMI has agreed that it will conduct, implement, and update, from time to time, socio-economic impact assessments, socio-economic risk analyses, multi-year community plans, community relations management systems, policies, procedures and guidelines, and mine closure plans, all of which shall be produced with community participation and input and be consistent with international best practices.
IMMI will enter into participation agreements with local communities and local authorities, in accordance with Mongolia’s Minerals Law. These agreements may contemplate the establishment of community development and participation funds, community participation committees, and community environmental monitoring committees. IMMI will also consult with local communities on resettlement issues for herder families impacted by the OT Project and will provide appropriate compensation to such families.

IMMI will prioritize the training, recruiting and employment of citizens from local communities for the OT Project, giving specific preference to the citizens of Umnugovi Aimag. Once the OT Project attains commercial production, 90% of the OT Project workforce must be Mongolian nationals. IMMI must use its best endeavours to ensure that:
•	within five years of the OT Project attaining commercial production, at least 50%; and
•	within ten years of the OT Project attaining commercial production, at least 70%, of the engineers employed at the OT Project are Mongolian nationals.
IMMI will also be required to establish a graduate scholarship program to assist in the education of Mongolian nationals in mining related disciplines, with an emphasis on engineering. The scholarship program will support, over a six-year period, the education and living expenses of 150 qualified undergraduate students, with 30 of the scholarships used for studies undertaken at international universities. The scholarship program will cover tuition fees and necessary living expenses.
Environmental Protection
IMMI is responsible for implementing an annual environmental protection plan (“EPP”) and an environmental monitoring and analysis program for the OT Project. Every three years, IMMI must provide the Government of Mongolia with a report, prepared by an independent certified professional firm, addressing the implementation of the EPP. The EPP and the independent reports will be available to the public on request. IMMI will also provide local communities with sufficient information with respect to the EPP and regularly consult with those communities on the impact of its operations on the local environment.
IMMI must also provide a guarantee to implement, in all material respects, its EPP obligations by depositing funds equivalent to one half of its environmental protection budget for the particular year, prior to start of that year, into a bank account established by the Mongolian administrative entity in charge of environment. Upon completion of the annual EPP obligations, any remaining deposited funds will be returned to IMMI.
Dispute Resolution
Any dispute that is not resolved through negotiation will be resolved by binding arbitration in accordance with the procedures under the Arbitration Rules of the United Nations Commission on International Trade Law (the “UNCITRAL Rules”) as in force at the time of the dispute. In any such arbitration proceeding:
•	the number of arbitrators will be fixed at three;
•	the three arbitrators will be appointed in accordance with rules 7 and 8 of the UNCITRAL Rules;

•	the language of the arbitration will be English;
•	the arbitrators will apply the laws and regulations of Mongolia to the interpretation of the Investment Agreement;
•	the place of arbitration will be in London, United Kingdom; and
•	the arbitral proceedings will be administered under the UNCITRAL Rules by the London Court of International Arbitration.
The arbitral award will be final and binding on the parties and judgment on such award may be entered by any court having competent jurisdiction, provided that an arbitral award must first be presented in an appropriate court of Mongolia for execution and enforcement. If such execution and enforcement has not occurred within 30 (thirty) days of presentation, the award may be presented in any other court having competent jurisdiction.
Shareholders Agreement
The material terms and conditions of the Shareholders Agreement are as follows:
Ownership of IMMI
Under the terms of the Shareholders Agreement, as of the Effective Date, IMMI will issue to Erdenes a number of common shares of IMMI that, upon issuance, represent 34% of the then issued and outstanding common shares of IMMI. If IMMI exercises its right under the Investment Agreement to obtain the Renewal Term, Erdenes shall have the option to acquire additional common shares of IMMI to increase its shareholding in IMMI to 50%. Erdenes’ shareholding of IMMI may not be diluted by the issue of new share capital without its consent.
Management of OT Project
IMMI’s board of directors will engage a management team for the OT Project, which may include the Company, Rio Tinto or one or more affiliates of the Company or Rio Tinto. This management team will be responsible for the day to day operations of IMMI and the OT Project and will report to IMMI’s board of directors on a quarterly basis. A management services payment will be payable to the management team equal to 3% of the OT Project’s operating and capital costs incurred prior to the commencement of commercial production and 6% thereafter. This management services payment will be shared, as to 50%, by the Company and its affiliates and, as to 50%, by Rio Tinto and its affiliates.

Election of Directors
Commencing as of the Effective Date, those subsidiaries of the Company that are shareholders of IMMI (the “Company Shareholder Subsidiaries”) will have the right to nominate six (6) directors and Erdenes will be entitled to nominate three (3) directors. Thereafter, each shareholder of IMMI holding 10% or more of IMMI’s share capital is entitled to directly nominate and replace from time to time, that number of directors that is equivalent to its shareholding of IMMI divided by ten (10). Fractions in the aforementioned quotient will be disregarded in the director calculation. The Company has the right to appoint the Chairman of the board of directors and such Chairman will have the casting vote on any matter in which the directors are deadlocked.
Budgets and Financial Information
Within 35 days after the Effective Date, the management team shall submit to IMMI’s board of directors the first operating program and budget for IMMI in respect of the remainder of the then current financial year. The management team will also be responsible for submitting to the board of directors the operating program and budget for each financial year thereafter.
Domestic Procurement Obligations
IMMI shall be required, on a priority basis, to purchase and utilize services supplied by Mongolian citizens and/or legal entities, and equipment, raw materials, materials and spare parts manufactured in Mongolia. In addition, a specific preference is to be given to Mongolian suppliers of freight and transportation services required for the OT Project and businesses operating within the Umnugovi Aimag, to the extent practicable.
Existing Shareholder Loans and Cash Calls
All funds advanced to IMMI prior to the Effective Date by the Company, Rio Tinto or any of their respective affiliates in relation to the OT Project, including interest thereon, as determined by the parties to the Investment Agreement or, failing agreement, by an independent third party (collectively, the “Existing Shareholder Loans”), are repayable prior to any dividend distributions to the shareholders of IMMI, as discussed below.
The management team of IMMI may request that the shareholders of IMMI contribute funds (“Called Sums”) in proportion to their respective share ownership interests in IMMI to meet the projected cash requirements of IMMI under the OT Project programs and budgets approved by the board of directors. The Company Shareholder Subsidiaries have agreed to fund Erdenes’ portion of Called Sums (the “Government Debt”), with interest accruing as set out below, unless Erdenes is able to fund its portion of the Called Sum from external sources.

During the period commencing on the 21st day after the Effective Date and ending three years after the commencement of commercial production from the OT Project (the “Funding Period”), the Company Shareholder Subsidiaries will be responsible for all contributions of Called Sums, including those otherwise payable by Erdenes. The Company Shareholder Subsidiaries will determine what method or methods of finance will apply in respect to those contributions, including by way of a combination of debt, redeemable preference shares (“Preferred Equity”) and/or common shares, provided the debt to equity ratios fall within a 3:1 ratio, as required by applicable Mongolian law. The Company Shareholder Subsidiaries will, however, be required to consult with Erdenes prior to the effecting any financing plan.
After the Funding Period, Erdenes has the option of contributing to any required funding but is not obligated to do so. Regardless of whether or not Erdenes contributes funding, its shareholding in IMMI cannot be diluted. If Erdenes elects not to fund its proportionate share, the Company Shareholder Subsidiaries have the right to meet the full funding requirement in a similar manner as to the initial funding and Erdenes’ proportionate share of the requested funding will be added to the Government Debt.
Each of the Government Debt and the Existing Shareholder Loans will attract an interest at the rate of 9.9% adjusted, on a quarterly basis, by the percentage of the variation in the United States Consumer Price Index during each period (the “Escalation Terms”). If Preferred Equity is issued, the applicable coupon rate will be 9.9% and will also carry the Escalation Terms.
Payment of Dividends
All principal and interest outstanding on Government Debt, the Existing Shareholder Loans, outstanding coupon payments on Preferred Equity and the face value of the Preferred Equity must be paid in full prior to the payment of any dividends to the shareholders of IMMI. Subject to the foregoing, if IMMI has profits available for distribution in respect of any completed financial year, IMMI’s board of directors will declare that at least 50% of those profits must be distributed by way of cash dividends (the “Dividends”) within 3 months after the end of that financial year, subject to the retention of reasonable and proper reserves for IMMI’s future cash requirements (including potential expansions, working capital, and the maintenance of funds for capital costs and other actual or contingent liabilities).
Transfer of Shares of IMMI to Third Parties
No shareholder of IMMI (the “Offeror Holder”) may dispose of any of their shares to a third party without first offering such shares to the other shareholders of IMMI (the “Offeree Holders”) on equivalent commercial terms (the “Offer”) as those offered by the relevant third party. The Offeree Holders will have a period of 50 business days (the “Notice Period”) in which to decide whether or not to accept the Offer. If the Offeree Holders do not accept the Offer, upon expiry of the Notice Period, the Offeror Holder shall have a period of 90 days to complete the original transaction with the third party.
Dispute Resolution
Any dispute under the Shareholder Agreement will be resolved in the same manner as provided in the Investment Agreement.

T-Bill Agreement
The material terms and conditions of the T-Bill Agreement are as follows:
Purchase and Sale
IMMI has agreed to purchase three (3) Treasury Bills (the “T-Bills”) from the Government of Mongolia, having an aggregate face value of US$287.5 million, for the aggregate sum of US$250 million. The effective rate of interest on the T-Bills is 3.8%. Each T-Bill will mature on the fifth anniversary from the date of its respective issuance.
Purchase Instalments
The T-Bills will be purchased in three separate instalments, with each purchase triggered by the attainment of a defined milestone. The initial T-Bill, with a face value of US$115 million, will be purchased on October 20, 2009. The purchase price will be US$100 million. A second T-Bill, with a face value of US$57.5 million, will be purchased within 14 days of the Effective Date. The purchase price will be US$50 million. The final T-Bill, having a face value of US$115 million, will be purchased within 14 days of IMMI having fully drawn down the financing necessary to enable the full and complete construction of the OT Project or June 30, 2010, whichever is earlier. The purchase price will be US$100 million.
Repayment
The T-Bills will become immediately repayable to IMMI upon the occurrence of any of the following events:
•	the Government of Mongolia or Erdenes fail to fulfil any of their obligations under the Investment Agreement or Shareholders Agreement for a period of six months;
•	the termination of the Investment Agreement or Shareholders Agreement;
•	if the conditions precedent to the effectiveness of the Investment Agreement are not satisfied or waived by the required time, or
•	the fifth anniversary of the date of issuance of each T-Bill;
(each, a “Repayment Date”).
Upon the occurrence of a Repayment Date, the face value of the T-Bills will be due and payable to IMMI. If there remains any outstanding balance after the Repayment Date, such balance will carry an interest rate of 9.9% per annum (calculated on the basis of 360 day year) and IMMI, at its discretion, may offset such sum owing to it against any taxes assessed to IMMI by the Government of Mongolia. Prior to the occurrence of a Repayment Date, the Government of Mongolia will be entitled to repay the amounts owing under the T-Bills, in whole or in part, at any time.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
Not applicable.
7.	OMITTED INFORMATION
No information has been intentionally omitted from this form.
8.	EXECUTIVE OFFICER

The name and business number of the executive officer of Ivanhoe who is knowledgeable of the material change and this report is:

Beverly A. Bartlett Vice President & Corporate Secretary

Telephone: (604) 331-9803

9.	DATE OF REPORT

DATED at Vancouver, B.C. this 14th day of October, 2009.

Shareholders’ Agreement
Erdenes MGL LLC
and
Ivanhoe Oyu Tolgoi (BVI) Ltd
and
Oyu Tolgoi Netherlands B.V.
and
Ivanhoe Mines Mongolia Inc LLC
6 October 2009

Shareholders’ Agreement
Date October 6, 2009
Parties
1.	Erdenes MGL LLC, a State owned company, duly incorporated under the Company Law of Mongolia (SHC).

2.	Ivanhoe Oyu Tolgoi (BVI) Ltd, a body corporate, duly incorporated under the laws of the British Virgin Islands and having an office at 9 Columbus Centre Building, Road Town, Tortola, British Virgin Islands (IVN).

3.	Oyu Tolgoi Netherlands B.V., a body corporate, duly incorporated under the laws of The Netherlands and having an office at Prins Bernhardplein 200, 1097 JB, Amsterdam, The Netherlands (OTN).

4.	Ivanhoe Mines Mongolia Inc LLC, a body corporate, duly incorporated under the Company Law of Mongolia (the Company).
Recitals
IVN and OTN are the Shareholders in the Company at the date of this Agreement. After the date of this Agreement, IVN and OTN intend to restructure their shareholding in the Company. SHC will become a Shareholder in the Company on the Completion Date, and SHC, IVN and OTN wish to enter into this Agreement in order to regulate their rights and obligations as Shareholders of the Company on and from that date.
On the date of this Agreement, the Government of Mongolia and the Company, Ivanhoe Mines Ltd and Rio Tinto International Holdings Limited entered into an Investment Agreement, to regulate the terms and conditions under which the development and operation of the OT Project will occur.
1.	Definitions
The definitions set out in clause 24 shall apply in this Agreement.
2.	Conditions Precedent
This Agreement and the obligations of the Parties under this Agreement (other than this clause 2 and clauses 3.3(d) (Completion obligations), 16 (Representations and warranties), 22 (Dispute resolution) and 23 (Miscellaneous)) do not become binding on the Parties unless and until the Effective Date occurs.

Shareholders’ Agreement
3.	Equity structure of Company

3.1	Government Issue Shares — 34%
On the Completion Date, SHC, on behalf of the Government of Mongolia, shall hold 34% of the Company’s Shares free from all Pledges on the terms set out in this Agreement. Such Percentage Interest of SHC shall not be diluted without its consent, by the issue of any new Shares.
3.2	Share issue
(a)	As consideration for the contribution to be made by the Government of Mongolia to the OT Project under the Investment Agreement, upon the Investment Agreement being signed by and on behalf of the Government of Mongolia (in accordance with the Resolution and the Minerals Law), the Company agrees to issue the Government Issue Shares to SHC in accordance with this Agreement.
(b)	The Company shall issue the Government Issue Shares to SHC on the Completion Date on the terms set out in this Agreement. All existing Shareholders agree not to exercise their right to pre-empt the issue of the Government Issue Shares issued in accordance with this clause 3.
3.3	Completion obligations
(a)	Within not later than fourteen (14) days after the Effective Date, the Company must authorise the issue to SHC of the Government Issue Shares on the Completion Date.
(b)	The Company must do all things necessary to issue to SHC the Government Issue Shares on the Completion Date.

(c)	On the Completion Date, in Ulaanbaatar, the Company must:
(i)	record in its books the issue of the Government Issue Shares to SHC;
(ii)	deliver to SHC the share certificate in respect of the Government Issue Shares; and
(iii)	lodge with the State Registration Agency and the Foreign Investment and Foreign Trade Agency documents recording the issue to SHC of the Government Issue Shares.
(d)	Before the Completion Date, SHC and the Ivanhoe Shareholders shall deliver written notice to the Company and each other nominating its Directors under clause 4.3(a). The nominated Directors will be considered as appointed on the Completion Date.
3.4	Percentage Interest of SHC as at Completion Date
Immediately after the issue of the Government Issue Shares to SHC, the Percentage Interest of SHC in the Company will be 34%.

Shareholders’ Agreement
4.	Business and management of Company

4.1	Scope of Company business
The Company may conduct any activities not prohibited by law and shall exercise rights and incur obligations necessary to conduct such activities as are related to Core Operations.
4.2	Authority of Board of Directors
The Board of Directors shall exercise authority with respect to all matters in connection with the Company, except for those matters reserved to the exclusive authority of a meeting of Shareholders under clause 4.10(a).
4.3	Directors
(a)	The Parties acknowledge that, for the purpose of appointing members of the Board of the Directors on the Completion Date, SHC is entitled to nominate three Directors and the Ivanhoe Shareholders are entitled to nominate six Directors, in accordance with clause 4.3(b).
(b)	Subject to clause 4.3(c), each Shareholder having a Percentage Interest of 10% or more is entitled to directly nominate and replace from time to time, a number of Directors equivalent to the number of percentage points of its Percentage Interest divided by ten (10). Fractions in the number of Directors are to be disregarded in this calculation.
(c)	For the purpose of determining a Shareholder’s Percentage Interest under clause 4.3(b), the shareholding of the Shareholder and its Related Corporations will be aggregated and such aggregate Percentage Interest will confer upon such Shareholders collectively (acting through one or more of such Shareholders) the rights set out in clause 4.3(b).
(d)	The Directors nominated in accordance with clause 4.3(b) from time to time shall be appointed at the next meeting of Shareholders in accordance with clause 4.10(b), at which meeting each Shareholder agrees to vote in favour of the other Shareholders’ nominated Directors.
(e)	Each Director may appoint any person to act as an alternate Director in the Director’s place, either for a stated period or until the happening of a specified event, whenever by temporary absence or illness or otherwise the Director is unable to attend to duties as a Director. The appointment must be in writing and signed by the appointing Director and a copy of the appointment must be given to the Company.
(f)	With notification to the other Shareholders, a Shareholder may replace an appointed Director, and such appointment will be confirmed at a Shareholders’ meeting.
4.4	Voting

Each Director is entitled to one vote.

Shareholders’ Agreement
4.5	Nominee Directors
Provided that a Director acts in good faith in the best interests of the Company as a whole, a Director appointed by a Shareholder may take into account the interests of that Director’s appointor and may act on the wishes of that appointor in performing any of his or her duties or exercising any power, right or discretion as a Director in relation to the Company.
4.6	Meetings of Board of Directors
(a)	The Directors must meet quarterly or more frequently as requested by any three Directors (provided that three Directors cannot require a meeting to be held within 30 days of the most recent meeting, except in the case of an emergency). Unless otherwise agreed by resolution of the Board of Directors:
(i)	each meeting of the Board of Directors must be held in Ulaanbaatar; and
(ii)	at least 21 days’ notice must be given to each Director of all meetings of the Board of Directors.
The Board of Directors by its resolution may hold its meeting using video conferencing or similar instantaneous communication technology, provided such meeting is held in Ulaanbaatar.
(b)	Each notice of meeting must contain, among other things, an agenda specifying in reasonable detail the matters to be discussed at the relevant meeting and must be accompanied by any relevant papers for discussion at that meeting. Unless otherwise agreed by each of the Directors, a meeting of the Board of Directors may only resolve matters specifically described in the agenda.
(c)	Each Shareholder must bear all travelling and other expenses incurred by any Director appointed by it in attending and returning from meetings of the Board of Directors and performing his or her duties as a Director. The Company will supply or provide transport to and from Ulaanbaatar, accommodation and meals for Directors in respect of a meeting of the Board of Directors held at the OT Project site.
(d)	A quorum for a meeting of the Board of Directors is constituted by the attendance (in person or by alternate) of an Overwhelming Majority of the Directors (which must include at least one Director appointed by the Ivanhoe Shareholders and one Director appointed by SHC). No business is to be transacted at a meeting of the Board of Directors meeting unless a quorum is present, except for the adjournment of the meeting.
(e)	If there is not a quorum at a meeting of Directors within 30 minutes after the time specified in the notice of meeting, the meeting will stand adjourned for two days. No changes may be made in the agenda for the adjourned meeting. There shall be a quorum at the adjourned meeting if an Overwhelming Majority of members of the Board of Directors are present.

Shareholders’ Agreement
4.7	Chair
(a)	The Ivanhoe Shareholders may appoint one of the Directors appointed by them to be the Chair of the Board of Directors.
(b)	If the Chair of the Board of Directors is not present at any meeting of the Board of Directors, the Ivanhoe Shareholders may appoint one of their Directors to act as Chair for the purpose of that meeting.
(c)	The Chair of the Board of Directors has a casting vote in the event that there is a tied vote cast by the Directors on any matter.
4.8	Board of Directors’ decisions
Any resolution or decision of the Board of Directors must be made at a meeting of Directors by the affirmative vote of an Overwhelming Majority of votes of the Directors of the Company who are present (in person or by alternate) at the meeting and entitled to vote.
4.9	Board of Directors’ committees
The Board of Directors may constitute one or several committees of the Board of Directors which may be entrusted with any matter(s) which the Board of Directors determines to be appropriate.
4.10	Shareholder approvals
(a)	All matters in connection with the Company are within the authority of the Board of Directors in accordance with clause 4.2, other than the matters set out below in this clause 4.10(a), which matters are within the authority of a meeting of Shareholders to consider and decide:
(i)	amendments to the Charter or the adoption of a new version of the Charter;
(ii)	reorganization of the Company by consolidation, merger, division or transformation;

(iii)	an exchange of the Company’s debts for Shares;

(iv)	reorganization of the Company by transformation;
(v)	liquidation of the Company and the appointment of a liquidation commission;

(vi)	a split of or consolidation of the Company’s Shares;
(vii)	subject to clause 5 of this Agreement, the completion of any conflict of interest transaction specified in Chapter 12 of the Company Law;
(viii)	election of members of the Board of Directors and termination of their powers prior to the expiration of their terms;
(ix)	election of members of the Supervisory Board and termination of their powers prior to the expiration of their terms;
(x)	subject to clauses 3.2, 9.2, 9.3 and 10.1, whether the Shareholders shall have the pre-emptive rights to acquire the Company’s shares or other securities as provided for in Article 39 of the Company Law;

Shareholders’ Agreement
(xi)	consideration and approval of reports prepared by the Board of Directors with respect to the Company’s annual operations and financial statements;
(xii)	approval of any major transactions specified in Chapter 11 of the Company Law;
(xiii)	approval of any acquisition of its shares by the Company pursuant to the Company Law;
(xiv)	approving the amount of salaries and bonuses to be given to the members of the Board of Directors unless otherwise provided in the Company’s Charter;
(xv)	other matters submitted to the meeting by the Board of Directors; and
(xvi)	other matters required to be submitted to a shareholder meeting for approval as provided in the Company Law or in the Company’s Charter.
(b)	Matters that require shareholder approval under clause 4.10(a)(i) to clause 4.10(a)(vii) (inclusive) will be made by the affirmative vote of the representatives of a Shareholder or Shareholders holding an Overwhelming Majority of the total voting rights present at a meeting of Shareholders. All other matters under clause 4.10(a) will be made by the affirmative vote of the representatives of a Shareholder or Shareholders holding a majority of the total voting rights present at a meeting of Shareholders.
(c)	A resolution by the Board of Directors to convene a Shareholders’ meeting must include that the Shareholders be given at least two (2) weeks prior notice of the Shareholders’ meeting.
(d)	A quorum for a meeting of Shareholders is constituted by the presence of one representative of SHC, and one representative of the Ivanhoe Shareholders. No business may be transacted at any meeting of Shareholders unless a quorum is present at the commencement of the meeting, except for the adjournment of the meeting.
(e)	If there is not a quorum at a meeting of Shareholders within 30 minutes after the time specified in the notice of meeting, the meeting will stand adjourned to the same day in the following week at the same time and place. No changes may be made in the agenda for the adjourned meeting. If there is not a quorum at the adjourned meeting within 30 minutes after the time for that meeting, the meeting will stand adjourned again to the same day in the following week at the same time and place. No changes may be made in the agenda for the adjourned meeting. There shall be a quorum at the second adjourned meeting if a representative or representatives of a Shareholder or Shareholders entitled to vote, and holding at least twenty percent (20%) of the Shares of the Company, are present.
4.11	Voting by Shareholders
Each Shareholder is entitled to that number of votes which is equivalent to the number of Shares held by it.

Shareholders’ Agreement
4.12	Domestic procurement obligation
The Company shall, on a priority basis, purchase and utilize services supplied by Mongolian citizens and/or legal entities, and equipment, raw materials, materials and spare parts manufactured in Mongolia, with preference to businesses operating in the Umnugovi Aimag, to the extent such services and materials are available on a competitive time, cost, quantity and quality basis, and shall give preference to Mongolian suppliers of freight and transportation services required for the OT Project.
5.	Conflict of interest transactions

5.1	Application of Chapter 12 of the Company Law
Except in the circumstances described in clause 5.2, the provisions of the Company Law of Mongolia relating to conflict of interest transactions including Chapter 12 of the Company Law shall apply with respect to the Company.
5.2	Relevant Transactions
In accordance with Article 86.4 of the Company Law of Mongolia, the Company’s Charter shall state that Chapter 12 of the Company Law shall not apply to any transaction between the Company (on the one hand) and any Shareholder or Related Corporation of any Shareholder (on the other hand). In respect of Relevant Transactions, the following provisions apply:
(a)	The Company is permitted, without the prior approval of the Shareholders, to enter into Relevant Transactions, provided that each Relevant Transaction must be:
(i)	at a competitive market price;

(ii)	on commercial terms comparable to what would be agreed between unrelated parties; and

(iii)	promptly disclosed to the Shareholders.
(b)	Each Director shall vote on any Relevant Transaction. If a Shareholder considers that a Relevant Transaction does not meet the criteria of clause 5.2(a), then it may give notice to the Company and the other Shareholders, and the following provisions shall apply:
(i)	The notice shall be given within 30 days of the Relevant Transaction being disclosed to the Shareholder and shall include reason(s) why the Shareholder believes the Relevant Transaction does not meet the criteria of clause 5.2(a).
(ii)	The Relevant Transaction shall be discussed at the next meeting of the Board of Directors.
(iii)	If a Shareholder is not satisfied with the discussion on the Relevant Transaction at that meeting of the Board of Directors, it shall give notice to the other Shareholders and the Board of Directors within 7 days after that meeting, and the Shareholders shall then jointly appoint a suitably qualified independent expert to assess whether or not the Relevant Transaction meets the criteria in clause 5.2(a).

Shareholders’ Agreement
(iv)	If the Shareholders cannot agree on an independent expert within 15 days of the notice under clause 5.2(b)(iii), the independent expert shall be chosen by an internationally recognised and reputable audit and accounting firm jointly agreed upon by the Shareholders.
(v)	If the independent expert finds that the Relevant Transaction does not meet the criteria in clause 5.2(a), that Relevant Transaction shall not be void, however, the Shareholder that is a party to the Relevant Transaction (or whose Related Corporation is a party to the Relevant Transaction) shall be liable for any loss caused to the Company as a result of the departure from the criteria in clause 5.2(a).
(vi)	Notwithstanding the finding of the independent expert, the Company shall bear all the costs of the independent expert.
(c)	At the request of a Shareholder, the Company and the other Shareholders will provide that Shareholder with information reasonably necessary to satisfy that the Relevant Transaction meets the criteria in clause 5.2(a).
6.	Executive body and Management Team

6.1	Executive body
The executive body of the Company shall comprise the Company’s senior management and shall be responsible for the Company’s day-to-day activities.
6.2	Management Team
(a)	The Board of Directors shall engage IVN or OTN, or one or more Related Corporations of IVN or OTN, to act individually, or collectively as a group (the Management Team). The Management Team shall provide services and support to the executive body described in clause 6.1 in respect to the Company’s operations and activities, including the Core Operations.
(b)	The Ivanhoe Shareholders may, from time to time, nominate a replacement Management Team and the Board of Directors shall resolve to appoint the nominated replacement Management Team.
(c)	The services and support provided by the Management Team to enable the executive body to fulfil the Company’s day-to-day activities may include engineering, operational, planning and evaluation, environmental, marketing, procurement, legal, commercial, treasury and financial services, and any other services that are reasonably considered to be necessary for the efficient conduct of Core Operations.
6.3	Management Team functions
(a)	The Management Team shall have all rights and authorities required to provide services and support to the executive body described in clause 6.1 in respect to the Company’s operations and activities, including the Core Operations.

Shareholders’ Agreement
(b)	The Board of Directors shall monitor the activities of and liaise with the Management Team as necessary or appropriate. The Management Team shall report on a quarterly basis in writing to the Board of Directors in relation to the Company’s operations and activities. The individual responsible for the Management Team (or in his or her absence, their representative) will attend each quarterly meeting of the Board of Directors under clause 4.6(a). Each report shall be given to the Board of Directors within 30 days after the end of a quarter.
6.4	Management Services Payment
(a)	The Company must pay to the Management Team the Management Services Payment.
(b)	The Management Services Payment will be calculated and payable quarterly in arrears and within 10 Working Days of the end of that quarter.
(c)	The amount of the Management Services Payment will be:
(i)	3% of all Capital Costs and Operating Costs incurred in the period from the Effective Date up to the Commencement of Production; and
(ii)	6% of all Capital Costs and Operating Costs incurred after the Commencement of Production.
(d)	As soon as practicable after the audited financial statements for the Company for a Financial Year are available, which audit shall be conducted by an internationally recognised and reputable audit and accounting firm appointed by the Board of Directors, the Shareholders will reconcile the Capital Costs and Operating Costs shown in those statements against the Capital Costs and Operating Costs used in the calculation of the Management Services Payment in respect of that Financial Year. If there is a discrepancy, then the Company or the Management Team (as the case may be) shall promptly make a payment to the other in order to adjust the Management Services Payment that has been paid in respect of that Financial Year.
(e)	The Management Team may sub-contract or assign part of its service and support functions to a Related Corporation of IVN or OTN. If the Management Team does so, then the Company shall directly pay to that Related Corporation of IVN or OTN (as applicable) the part of the Management Services Payment relating to such functions (as may be specified by the Management Team). The Management Team may also direct the Company in writing to directly pay to any member of the Ivanhoe Group or the Rio Tinto Group the whole or any part of the Management Services Payment.
(f)	During the final calendar quarter of each Financial Year, the Board of Directors will conduct an annual review of the Management Team’s performance of its functions during that Financial Year.
(g)	Either or both of the Ivanhoe Shareholders may enforce this Agreement for and on behalf of the Management Team (including by the issue of a notice of dispute under clause 22).

Shareholders’ Agreement
7.	Budgets & financial information

7.1	Annual plans & budgets
(a)	Within 10 Working Days after the Completion Date, the Company (or the Management Team) shall submit to the Board of Directors the first operating program and budget for the Company in respect of the remainder of the Financial Year and the Board of Directors shall meet in order to consider and vote on that program and budget.
(b)	Before the commencement of each Financial Year thereafter, the Company (or the Management Team) must prepare and submit to the Board of Directors, for approval, a draft operating program and budget for the Company for that Financial Year.
(c)	The Board of Directors must consider and vote on each program and budget at least 30 days before the commencement of the Financial Year. Approval of a program and budget constitutes authority for the Company and Management Team to undertake all relevant action and incur all approved expenditure for that program and budget.
(d)	The Company (or the Management Team) may, if circumstances require it, prepare a revised or supplementary program and budget and submit it to the Board of Directors for approval.
7.2	Financial information
The Company must provide to each Director and Shareholder:
(a)	after the end of each calendar month, unaudited management accounts;
(b)	after the end of each Financial Year, copies of the audited financial statements of the Company; and
(c)	any other information the Shareholders or a Director may at any time reasonably require.
7.3	Management accounts
The Company shall maintain its management accounts in conformity with GAAP or IFRS, and applicable Mongolian accounting standards.
8.	Financing of Company

8.1	Called Sums
The Company (or on its behalf, the Management Team) may by notice in writing request the Shareholders to contribute funds in accordance with their Percentage Interests to meet the projected cash requirements of the Company under the programs and budgets approved by the Board of Directors (each a Called Sum). At the Ivanhoe Shareholders request, Called Sum notices will be issued to one or more Ivanhoe Shareholders for the whole or any part of their combined Called Sums in the proportions directed by the Ivanhoe Shareholders (for example, to OTN for the whole amount of the OTN and IVN combined Called Sums, in which case IVN would not be issued a Called Sum notice).

Shareholders’ Agreement
8.2	Financing of Called Sums
The Parties intend that Called Sums shall be discharged by the methods (or by a combination of methods) determined by the Board of Directors from time to time, including:
(a)	by way of common equity (via the issue of Shares);
(b)	by way of preferred equity (via the issue of preferred shares (including Funding Shares)); and
(c)	by debt (via Shareholder Debt),
and during the Funding Period clauses 10, 11 and 12 shall apply.

8.3	Contributions to Called Sums
(a)	The Parties agree that an Ivanhoe Shareholder’s obligations to contribute to Called Sums may be discharged in whole or in part by the IVN Provider or another Ivanhoe Shareholder or Ivanhoe Shareholders (for example, OTN may discharge the whole of IVN’s obligation and OTN’s obligation to contribute to a Called Sum, in which case IVN would not contribute its Called Sum).
(b)	All contributions of Called Sums must be in USD unless required otherwise by the Board of Directors. If the Board of Directors so resolves, then the Parties must make contributions in the currency or currencies specified in any notice of a Called Sum given under clause 8.1.
8.4	Periods covered by Called Sums
(a)	On and from the Completion Date, requests for contributions under clause 8.1 may be made for each calendar quarter and delivered to the Shareholders before the start of each calendar quarter.
(b)	The first request for contributions may be made in respect of the program and budget approved in accordance with clause 7.1(a) immediately after that program and budget is approved.
8.5	When Called Sums are due
A Called Sum will be due and payable to the Company within 30 days of receipt of the request under clause 8.1.
8.6	Application of Clause 8
The Company shall not issue Called Sums after the commencement of the liquidation of the Company pursuant to clause 4.10(a)(v) or Article 26.1 of the Company Law.
8.7	Interest on Existing Shareholder Loans
Interest on the Existing Shareholder Loans shall accrue on and from the Effective Date.

Shareholders’ Agreement
9.	Financing arrangements

9.1	Contributions during Funding Period
The Parties agree that, during the Funding Period, the IVN Provider shall contribute the whole of all Called Sums (except as otherwise expressly provided for in clause 10.1), and the Ivanhoe Shareholders shall determine what method or methods of finance set out in clause 8.2 will apply in respect to those contributions (subject to the ‘thin capitalisation’ restrictions contained in the Investment Agreement).
9.2	After Funding Period
(a)	At any time after the Funding Period, where the Company requests Shareholders to contribute to a Called Sum, if SHC elects not to contribute to a Called Sum, then the Ivanhoe Shareholders may elect (but are not obliged) to contribute the whole of the Called Sum, in which case the Ivanhoe Shareholders shall determine which of the financing methods described in clauses 10, 11 and 12 shall apply to any such contribution by the Ivanhoe Shareholders, and SHC and the Company must accept such contribution.
(b)	After the Funding Period, Shares in the Company must be issued to each Shareholder:
(i)	in proportion to the Called Sums which relate to each Shareholder’s Percentage Interest; and

(ii)	on the same terms and conditions.
(c)	For the avoidance of doubt, if SHC elects not to contribute to a Called Sum, its Percentage Interest cannot be diluted and if, after the Funding Period, Shares are issued to the IVN Shareholders because the Ivanhoe Shareholders have elected to fund under or in a manner similar to clause 10 then Shares must also be issued in proportion to SHC’s Percentage Interest on the same terms and conditions.
(d)	Nothing in this clause 9.2 restricts the rights of SHC to fund a SHC Called Sum in accordance with clause 10.1(b)(ii) and the Company must accept such contribution.
9.3	Financing arrangements
The Shareholders agree not to exercise any rights of pre-emption which are inconsistent with the common and preferred equity financing arrangements set out in clauses 10 and 11.
10.	Common equity funding

10.1	Carry of SHC Called Sums to be made by way of common equity during Funding Period
(a)	During and after the Funding Period, the Shareholders must contribute each Called Sum in accordance with their respective Percentage Interests. However, where the Ivanhoe Shareholders determine that funding will be made by way of common equity, subject to clause 10.1(h), SHC shall not be entitled to make any such contributions to SHC Called Sums on or before the date which is three (3) years after the Effective Date. After the date which is three (3) years after the Effective Date, SHC may (but is not obliged to) contribute to the whole or part of each SHC Called Sum. SHC shall give prior written notice to the Company and the Ivanhoe Shareholders of its election to so contribute the whole or part of an SHC Called Sum.

Shareholders’ Agreement
(b)	The IVN Provider must:
(i)	before the date three (3) years after the Effective Date, provide the whole of the SHC Called Sum to the Company on behalf of SHC, in accordance with this clause 10; and
(ii)	after the date three (3) years after the Effective Date, provide that part of the SHC Called Sums, to which SHC does not elect to contribute, to the Company on behalf of SHC, in accordance with this clause 10,
(and each such amount funded by the IVN Provider under paragraph (i) or (ii) above shall be a Funded Amount).
(c)	Shares in the Company must be issued to each Shareholder:
(i)	in proportion to the Called Sums which relate to each Shareholder’s Percentage Interest; and

(ii)	on the same terms and conditions.
(d)	From the Completion Date, the Ivanhoe Shareholders will consult with SHC when determining financing plans for the Company. This will include involving SHC in presentations to potential financiers and other fundraising activities.
(e)	The IVN Providers’ obligation under this clause 10 to fund new SHC Called Sums (in whole or in part) on behalf of SHC ceases on the expiry of the Funding Period.
(f)	The Ivanhoe Shareholders shall only be obliged to contribute SHC Called Sums (in whole or in part) to the Company on behalf of SHC under this clause 10 for so long as SHC remains wholly owned and Controlled by the State as contemplated by clause 15.6.
(g)	If the IVN Provider fails to provide funding in accordance with clause 10.1(b) in respect of the whole or relevant part of a Called Sum during the Funding Period, then SHC’s Percentage Interest cannot be diluted, and if Shares are issued to the Ivanhoe Shareholders because the Ivanhoe Shareholders have elected to fund under or in a manner similar to this clause 10 then Shares must also be issued in proportion to SHC’s Percentage Interest on the same terms and conditions.
(h)	If, during the Funding Period, SHC considers it has the ability to make contributions to SHC Called Sums, SHC may consult the Ivanhoe Shareholders. SHC shall be entitled to make contributions to SHC Called Sums during the Funding Period if all of the following conditions are met:
(i)	the Ivanhoe Shareholders have determined that such contributions will not negatively affect the Ivanhoe Group’s finance plan for the OT Project; and
(ii)	the Ivanhoe Shareholders’ agree to the terms and conditions of any financing arrangements SHC wishes to utilize to fund such contributions; and
(iii)	the terms and conditions of its contribution are more favourable to the Company than those of the IVN Providers.

Shareholders’ Agreement
10.2	Funded Amounts
(a)	Each Funded Amount provided by the IVN Provider, together with the interest prescribed in clause 10.3(a) at the Carry Rate, will constitute a debt payable by SHC to the IVN Provider (or to IVN or OTN on behalf of the IVN Provider, if the Ivanhoe Shareholders direct). A separate loan agreement shall be promptly entered into by the IVN Provider and SHC to record the terms of such debt in accordance with the terms of this Agreement.
(b)	This debt is repayable only out of SHC’s Dividends, except where the Outstanding Balance is required to be repaid in full under clauses 15.6(c) and 15.7(b), or where the Outstanding Balance is reduced in accordance with clause 10.4(d).
(c)	The aggregate of all common equity shall not exceed 60% of the total capital (including preferred equity) of the Company.
10.3	Carry Rate
(a)	Interest shall be calculated on the Outstanding Balance (as defined in clause 10.3(d)(ii)) and accrued on a quarterly basis using, in respect of each quarter, the Carry Rate for that calendar quarter.
(b)	For the purposes of clause 10.3(a), interest will be computed on the basis of the actual number of days elapsed and a year of 360 days. If a calendar quarter ends on a day which is not a Working Day, that calendar quarter will be extended to the next Working Day.
(c)	Immediately after each accrual of interest pursuant to clause 10.3(a), the sum of the Outstanding Balance shall be adjusted for the variation in the US CPI over the preceding quarter.

(d)	For the purposes of this Agreement:
(i)	Carry Rate for a calendar quarter means the interest rate for a calendar quarter that results in an effective annual interest rate of 9.9%;
(ii)	Outstanding Balance means, at any point in time, the aggregate of:
(A)	all Funded Amounts that have been funded by the IVN Provider up to that point in time;
(B)	all interest that has accrued under clause 10.3(a) prior to that point in time; and
(C)	all US CPI-related adjustments made to the sum of the Outstanding Balance pursuant to clause 10.3(c) up to that point in time, less all amounts repaid by SHC pursuant to clause 10.4 prior to that point in time; and

Shareholders’ Agreement
(iii)	US CPI means the Annual Index at the end of each Quarter contained in Table 1, Consumer Price Index for all Urban Consumers (CPI-U): US City Average, by Expenditure Category and Commodity and Service Group, series ID number CUUR0000SAO, published by the Bureau of Labor Statistics, which forms part of the United States Department of Labor and if the index ceases to be published, such new, revised or substitute index as is agreed between the Shareholders following reasonable and in good faith negotiations, and failing agreement such new, revised or substitute index as determined by an internationally recognised audit and accounting firm selected by the Company.
(e)	SHC and the Ivanhoe Shareholders shall together confirm the calculation of the Outstanding Balance on an annual basis.
10.4	Repayment of Outstanding Balance
(a)	All monies payable to SHC as Dividends in respect of the Shares held by SHC must be paid by the Company to the IVN Provider (or to IVN or OTN on behalf of the IVN Provider, if the Ivanhoe Shareholders direct) until such time as all of the Outstanding Balance is repaid, in accordance with clause 14.2.
(b)	For the purposes of clause 10.4(a), SHC hereby gives an irrevocable direction to the Company to pay all of its entitlement to Dividends directly to the IVN Provider (or to IVN or OTN on behalf of the IVN Provider, if the Ivanhoe Shareholders direct) until such time as all of the Outstanding Balance is repaid, in accordance with clause 14.2.
(c)	Any amount paid pursuant to this clause 10.4 will constitute a payment made by SHC to the IVN Provider to reduce the Outstanding Balance and, for the avoidance of doubt, will not be treated as a Dividend paid to, or received by, IVN or OTN.
(d)	In addition to the repayment of the Outstanding Balance achieved through the arrangement described in clauses 10.4(a) to 10.4(c) (inclusive), SHC may, after the Funding Period, reduce the Outstanding Balance by making payments directly to the IVN Provider (or to IVN or OTN on behalf of the IVN Provider, if the Ivanhoe Shareholders direct), and the Parties will agree on the most appropriate method for the making and receipt of such payments.
(e)	The Parties agree that no recourse will be had to the assets of SHC or the Government of Mongolia in respect to any portion of the Outstanding Balance.
11.	Preferred equity funding

11.1	Funding Shares
During the Funding Period, where the Ivanhoe Shareholders determine that funding will be made by way of preferred equity, the IVN Provider must contribute the whole of all Called Sums, and the Parties agree that:
(a)	SHC shall not be entitled to make any such contribution; and
(b)	Funding Shares in the Company must be issued to IVN, OTN or an IVN or OTN nominated entity (including any member of the Rio Tinto Group or the Ivanhoe Group) as provided for in this clause 11.

Shareholders’ Agreement
11.2	Issue of Funding Shares
The Company shall issue that number of Funding Shares corresponding to the value of the whole of each Called Sum described in clause 11.1, free of all Pledges, and the Company must do everything necessary to authorise and issue the Funding Shares.
11.3	Calculation of dividends on Funding Shares
(a)	Dividends are payable quarterly by the Company on all Funding Shares. Where such dividends are not paid, they shall accrue.
(b)	The dividend on a Funding Share shall be calculated by multiplying the Quarterly US CPI Adjusted Carry Rate by the aggregate of the par value of such Funding Share and the value of any unpaid and accrued dividends.
(c)	Dividends on Funding Shares, as calculated in accordance with clause 11.3(b), shall compound quarterly.
(d)	Funding Share dividends will be computed on the basis of the actual number of days elapsed and a year of 360 days. If a calendar quarter ends on a day which is not a Working Day, that calendar quarter will be extended to the next Working Day.
11.4	Priority redemption of Funding Shares
In accordance with clause 14.1(d), Funding Shares provided under clause 11.1 must be redeemed before the Company commences paying Dividends.
11.5	Nature of Funding Shares
(a)	The par value of each Funding Share shall be determined by the Board of Directors.

(b)	The holder of Funding Shares:
(i)	shall have the right to receive dividends with respect to such shares, and the right to have such Funding Shares redeemed, before Dividends are distributed to the holders of Shares;
(ii)	shall have the right to vote at a Shareholders’ meeting only with respect to:
(A)	adoption of amendments to, or a new version of the Company’s charter, that limit the rights of the holder of Funding Shares; and
(B)	any reorganization of the Company requiring conversion of Funding Shares into Shares or other securities or property; and
(iii)	may Dispose of all or any of its Funding Shares (or any interest in all or any of its Funding Shares) without the prior consent of the Shareholders.
(c)	In the case of a liquidation of the Company, the Company shall pay to the holders of Funding Shares the liquidation value and accumulated but unpaid dividends with respect to their Funding Shares before making any payments with respect to Shares.

(d)	No pre-emptive rights shall apply to the Disposal of Funding Shares.
(e)	The liquidation value of Funding Shares shall be equivalent to the aggregate of their par value and the value of any unpaid and accrued dividend.

Shareholders’ Agreement
11.6	No limitation
Nothing in this Agreement relating to the issue of Funding Shares shall limit the Company’s ability to issue other preferred shares in accordance with the Company Law of Mongolia, provided that the Company may not issue any preferred shares which convert to Shares and which would have the effect of diluting SHC’s Percentage Interest.
12.	Debt funding by the IVN Provider

12.1	Shareholder Debt
During the Funding Period, where the Ivanhoe Shareholders determine that funding will be made by way of debt provided by Shareholders, the IVN Provider must contribute the whole of all Called Sums, and the Parties agree that:
(a)	the contribution will constitute a Shareholder Debt payable only to the IVN Provider (or to IVN or OTN on behalf of the IVN Provider, if the Ivanhoe Shareholders direct);
(b)	interest shall be calculated on the aggregate of the Shareholder Debt and any accrued interest, and accrued on a quarterly basis using, in respect of each quarter, the Quarterly US CPI Adjusted Carry Rate for that calendar quarter;
(c)	interest will compound quarterly and be calculated on principal amounts advanced by the IVN Provider plus accrued interest to that point in time less all repayments made by the Company to that point in time. A separate loan agreement shall be promptly entered into by the Company and the IVN Provider to record the terms of Shareholder Debt; and
(d)	interest will be computed on the basis of the actual number of days elapsed and a year of 360 days. If a calendar quarter ends on a day which is not a Working Day, that calendar quarter will be extended to the next Working Day.
12.2	Priority repayment of Shareholder Debt
In accordance with clause 14.1(d), Shareholder Debt provided under clause 12.1 must be repaid before the Company commences paying Dividends (on common shares).
13.	Third party project financing
(a)	The Board of Directors may, from time to time, resolve to fund the projected cash requirements of the Company by means of borrowings by the Company from internationally recognised financial institutions.
(b)	Any funds raised under clause 13(a) must be provided on the best terms that can be reasonably obtained in the international banking market for project finance and formally documented.
(c)	Each of the Shareholders acknowledges that it shall provide and procure all reasonable assistance to the other and the Company in order to obtain funds as contemplated by clause 13(a), provided that there shall be no recourse to the assets of SHC or the Government of Mongolia as a result of any financing arrangements.

Shareholders’ Agreement
14.	Dividend distribution

14.1	Payment of Dividends
(a)	Subject to the other provisions of this clause 14 (including, without limitation, clause 14.1(d) and clause 14.2(c)) and the commitments provided under the terms of any third party project financing contemplated by clause 13, if, in respect of any Financial Year of the Company, the Company has profits available for distribution, the Board of Directors shall declare that at least 50% of those profits must be distributed by way of cash Dividends within 3 months after the end of that Financial Year, subject to the retention of reasonable and proper reserves for the Company’s future cash requirements (including potential expansions, working capital, and the maintenance of funds for capital costs and other actual or contingent liabilities).
(b)	The profits available for distribution of Dividends referred to in clause 14.1(a) will be based on the audited annual results of the Company and subject to prior satisfaction of the requirements of clause 14.1(d).

(c)	The Board of Directors is entitled to declare interim Dividends.
(d)	Notwithstanding any other provision of this Agreement, Dividends (on common shares) are not payable by the Company unless and until the Company has discharged the following obligations, which shall be discharged in the following order of priority:
(i)	third party borrowings described in clause 13, in the priority for repayment of such borrowings required by the third party;
(ii)	the Existing Shareholder Loan has been repaid in full by the Company;
(iii)	(ranking equally) any interest on Shareholder Debt provided under clause 12, and all dividends on Funding Shares, have been paid in full by the Company;
(iv)	(ranking equally) all principal of Shareholder Debt provided under clause 12 has been repaid in full by the Company, and the redemption of the capital of all Funding Shares by the Company; and
(v)	all dividends on all preferred shares (other than Funding Shares) have been paid in full by the Company, and all preferred shares (other than Funding Shares) have been redeemed by the Company.
14.2	Application of Dividends payable to SHC
(a)	To the extent (if any) that the Outstanding Balance under clause 10 has not been repaid, any Dividends payable by the Company to SHC must be applied in the following order of priority:
(i)	first, to the repayment of the Outstanding Balance; and

(ii)	secondly, to SHC.
(b)	The payment by the Company of such amounts to the IVN Provider of the Outstanding Balance under clause 14.2(a)(i) shall be treated as discharging the obligation of the Company to pay that amount of Dividends to SHC.
(c)	Unless otherwise agreed by the Parties, and to ensure that Dividends are distributed in accordance with the distribution arrangements contained in this Agreement, SHC agrees that it will not exercise or give effect to the entitlement to mobilize its Dividends set out in Article 21.8 of the Corporate Income Tax Law.

Shareholders’ Agreement
15.	Transfer of Shares

15.1	Consent to transfer Shares
Except as expressly provided in this Agreement (including clause 15.3), a Shareholder shall not Dispose of all or any of its Shares (or any interest in all or any of its Shares) unless it has received the prior written consent of each of the other Shareholders (Other Shareholders).
15.2	Pre-emptive rights applicable on transfer of Shares
(a)	Subject to clauses 15.3 and 15.7, a Shareholder may transfer all or any of its Shares if the transfer is conducted in accordance with the provisions of clauses 15.2(b) to (j) (inclusive).
(b)	If a Transferor wishes to transfer all or any of its Shares to a third party (Disposal Shares), it must first offer the Disposal Shares to each of the Other Shareholders.
(c)	Any offer made by a Transferor pursuant to clause 15.2(b) must be made pursuant to a written notice (Transfer Notice). A Transfer Notice must:
(i)	specify the number of Disposal Shares and the cash price in USD for the Disposal Shares (Transfer Price);
(ii)	contain the terms upon which the Disposal Shares are offered for sale; and
(iii)	specify the third party to whom the Transferor proposes to sell the Disposal Shares in the event that the Other Shareholders do not accept the offer of the Transferor (Nominated Third Party).
(d)	A Transfer Notice constitutes an unconditional offer to sell the Disposal Shares, upon the terms set out in the Transfer Notice, which offer must remain open for acceptance by each of the Other Shareholders until the expiry of 50 Working Days after the date of service of the Transfer Notice on the Other Shareholders (Offer Period).
(e)	At any time during the Offer Period, any of the Other Shareholders may by notice in writing to the Transferor (with a copy to be provided to the other Shareholders) reject or accept in full the Disposal Shares offered in a Transfer Notice. If there is more than one Other Shareholder, the Disposal Shares will be deemed to be offered to each of them. If more than one accepts they will purchase (severally and not jointly) the Disposal Shares in the proportions that their respective Percentage Interests bear to the aggregate of their Percentage Interests (or in any other proportions as those Other Shareholders agree and notify in writing to the Transferor).

Shareholders’ Agreement
(f)	If one or more Other Shareholders do not accept the offer made in respect of the Disposal Shares, the remaining Other Shareholder or Other Shareholders may accept the offer in respect of all of the Disposal Shares in the proportions that their respective Percentage Interests bear to the aggregate of their Percentage Interests (or in any other proportions as those Other Shareholders agree and notify to the Transferor).
(g)	If any one or more of the Other Shareholders do not accept all of the Disposal Shares following the application of the provisions of clauses 15.2(e) and 15.2(f), by the expiry of the Offer Period, the offer in the Transfer Notice is deemed to have been rejected.
(h)	Acceptances of offers made pursuant to clause 15.2(b) must be unconditional other than any necessary authorisations.
(i)	If any one or more of the Other Shareholders accept all of the Disposal Shares, the transfer of the Disposal Shares must be completed on the tenth Working Day after the last day of the Offer Period, when the Transferor must sell and the applicable Other Shareholder or Other Shareholders must purchase the Disposal Shares at the Transfer Price.
(j)	If acceptances are not received in respect of all of the Disposal Shares following compliance with clauses 15.2(b) to (h) (inclusive), the Transferor may, subject to clause 15.7, at any time within 90 days after the expiry of the Offer Period transfer all but not some of the Disposal Shares to the Nominated Third Party, at a cash price only that must not be less than the Transfer Price and on terms no more favourable to the Nominated Third Party than as set out in the Transfer Notice.
(k)	If the transfer of all of the Disposal Shares does not occur within 90 days after the expiry of the Offer Period, the Transferor may not transfer the Disposal Shares without first complying with the requirements of clauses 15.2(b) to (h) (inclusive).
15.3	Permitted transfers
(a)	Any member of the Ivanhoe Group or any member of the Rio Tinto Group that is a Shareholder or preferred shareholder may transfer all or part of the Shares or any preferred shares (including Funding Shares) (as applicable) held by it to any other member of the Ivanhoe Group or the Rio Tinto Group without obtaining the prior written consent of the other Shareholders or preferred shareholders, or first complying with the requirements of clause 15.2.
(b)	SHC may transfer all or part of the Shares or any preferred shares (as applicable) held by it to any other company wholly-owned by the State, duly incorporated under the Company Law of Mongolia, and Controlled solely by the State, without obtaining the prior written consent of the other Shareholders or preferred shareholders, or first complying with the requirements of clause 15.2.
(c)	In accordance with Clause 1.9 of the Investment Agreement, SHC shall be responsible for listing that proportion of the Government Issue Shares which represent not less than ten percent (10%) of the Shares in the Company on the Mongolian Stock Exchange in satisfaction of the requirements of Article 5.6 of the Minerals Law of Mongolia, and the transfer of such Shares shall be and remain exempt from the transfer restrictions of this clause 15. Without limiting Clause 1.9 of the Investment Agreement, the Ivanhoe Shareholders and the Company cannot compel performance of SHC’s obligations under this clause 15.3(c).

Shareholders’ Agreement
15.4	Mortgaging Shares
A Shareholder must not create a mortgage, pledge, charge or other security interest (Pledge) in respect of its Shares unless as provided in clause 15.5.
15.5	Pledge over Shares
(a)	The Parties agree that the requirements of this clause 15.5 are not required terms of any security or other third party project financing arrangements described under clause 13 (notwithstanding that establishing the requirements set out in this clause 15.5 may be necessary or desirable in order to obtain such finance).
(b)	Except as provided in clause 15.5(d), a Shareholder may create a Pledge in respect of its Shares (a Permitted Charge) only if:
(i)	the Pledge is created in favour of an internationally recognised financial institution providing financing as contemplated by clause 13(a) (relating to third party project financing) (the Permitted Chargee);
(ii)	the Shareholder first notifies the Board of Directors in writing; and

(iii)	the following requirements are first satisfied:
(A)	The Permitted Charge must be in writing and comply with the requirements of a Permitted Charge described in this clause 15.5.
(B)	A copy of the Permitted Charge must be given to each other Shareholder at least 30 Working Days before it is executed and must not be amended (before or after execution) without the prior written consent of each other Shareholder.
(C)	The Permitted Chargee must sign and deliver to each Shareholder and the Company a deed of covenant in a form acceptable to the other Shareholders under which the Permitted Chargee agrees that its rights and entitlements in connection with the Permitted Charge:
(1)	are subject to this Agreement; and
(2)	must be subordinated in priority to the rights and entitlements of IVN, OTN and the IVN Provider to receive Dividends otherwise payable to SHC in accordance with clauses 10.4 and 14.2.
(c)	The Permitted Charge must:
(i)	not prejudice or affect the rights and remedies under this Agreement of any Shareholder, including the right to be repaid any sum, including the Outstanding Balance, under this Agreement;
(ii)	expressly provide that the Permitted Chargee (or any person claiming through the Permitted Chargee) in the exercise or enforcement of any power of sale or other power of its security is subject to this clause 15 (including the rights of pre-emption in clause 15.2); and

Shareholders’ Agreement
(iii)	expressly provide that the rights of the Permitted Chargee are subordinated in priority to the rights and entitlements of IVN, OTN and the IVN Provider to receive Dividends otherwise payable to SHC in accordance with clauses 10.4 and 14.2.
(d)	Any Pledge existing at the date of this Agreement between any member of the Ivanhoe Group and any member of the Rio Tinto Group shall not require the prior written consent of the other Shareholders or compliance with the requirements of clauses 15.5(b) and 15.5(c).
15.6	SHC ownership and listing
(a)	SHC must remain:
(i)	wholly-owned by the State; and

(ii)	Controlled solely by the State,
for the life of the OT Project, except as provided in clause 15.6(b) in relation to the listing of shares of SHC by the State.
(b)	The State may list its shares in SHC on the Mongolian Stock Exchange or any internationally recognised stock exchange.
(c)	If SHC ceases to be wholly-owned and Controlled by the State (including as a result of the listing of the shares in SHC) then, at the Ivanhoe Shareholders’ election and on written notice from the Ivanhoe Shareholders to SHC, any Outstanding Balance at that time shall immediately become due and payable in full to the IVN Provider (or to IVN or OTN on behalf of the IVN Provider, if the Ivanhoe Shareholders direct).
15.7	Further restrictions on Disposal of Shares
A Shareholder may not Dispose of all or any of its Shares (or any interest in all or any of its Shares) unless, prior to registration of the transfer of the Shares:
(a)	(except where the Disposal of Shares is to an existing Shareholder) the transferee enters into a deed of accession and assumption with the Parties in a form acceptable to the Parties agreeing to be bound by and assume the obligations of the Transferor;
(b)	in the case where SHC is the Transferor, at the IVN Provider’s election (to be notified in writing to SHC), either:
(i)	the transferee or SHC pays or procures the payment of any Outstanding Balance in full at the time of transfer; or
(ii)	the transferee assumes the obligation to repay any Outstanding Balance or, if SHC is not transferring all its Shares, that proportion of the Outstanding Balance as is the same proportion as the number of Shares being transferred bears to the total number of Shares held by the Transferor immediately before registration of the transfer by the Company (and, for the avoidance of doubt, the Dividends to which such transferee would otherwise be entitled shall be applied in priority to the repayment of the Outstanding Balance or the relevant proportion of the Outstanding Balance, as the case may be, as contemplated by clause 14.2);

Shareholders’ Agreement
(c)	subject to clause 15.7(b), in the case of any Transferor, the transferee, at the time of transfer, pays or procures the payment to each other Shareholder and the Company of all amounts which the Transferor is obliged to pay to each other Shareholder or the Company (as the case may be) under the terms of this Agreement; and
(d)	the transferee obtains all necessary authorisations.
15.8	Ineffective transfer
The Company shall not register any transfer made in breach of this clause 15. Any purported transfer so made will be void and of no effect.
15.9	Disposal of rights in this Agreement
Without the prior written consent of the other Parties, a Party must not Dispose of any of its rights under this Agreement or attempt to do so, otherwise than in connection with a transfer of Shares in accordance with this clause 15.
15.10	SHC option to acquire an additional 16% shareholding in the Company
(a)	SHC shall have the option (Option) to acquire an additional number of common shares in the capital of the Company which will, after such acquisition, result in SHC holding a further 16% of the total issued common shares in the capital of the Company (Option Shares), provided terms are agreed between SHC and the Ivanhoe Shareholders.
(b)	SHC may only exercise the Option by written notice to the Ivanhoe Shareholders and the Company during the period commencing on the date beginning one (1) year after the date upon which the term of the Investment Agreement is first extended in accordance with Clause 15.11 of the Investment Agreement, and ending on the date which is one (1) calendar year after such date.
(c)	Immediately after the acquisition of the Option Shares to SHC, the respective Percentage Interests of the Shareholders in the Company would be as follows:
(i)	SHC — 50%; and

(ii)	the Ivanhoe Shareholders — 50%.
(d)	Notwithstanding any acquisition of the Option Shares by SHC in accordance with this clause 15, the Ivanhoe Shareholders shall retain full and unrestricted management rights over the OT Project, and have a casting vote at all meetings of the Board of Directors of the Company, and at all Shareholder meetings for all matters described in clauses 4.10(a)(viii) to 4.10(a)(xvi) (inclusive), and the Ivanhoe Shareholders and SHC shall make, or shall procure the making of, all amendments to the Shareholders’ Agreement and any other documents that the Ivanhoe Shareholders deem necessary to give effect to this clause 15.10(d).

Shareholders’ Agreement
16.	Representations and warranties
(a)	Each Party represents and warrants to each other Party that:
(i)	it is a corporation duly incorporated and validly existing under the laws of the place of its incorporation (and, in the case of SHC, it is duly incorporated under the Company Law of Mongolia and is and will continue to be subject to the Company Law of Mongolia); and
(ii)	it has the power to enter into and perform its obligations under this Agreement and to carry on its business as now conducted or contemplated.
(b)	Each Party must comply with the obligations of confidentiality specified by the Board of Directors from time to time in respect of Proprietary Information of the Company, the Shareholders (and their respective Related Corporations) and the Management Team. In specifying such confidentiality obligations, the Board of Directors will take into consideration the disclosure requirements under Mongolian law, financial reporting requirements and the protection of commercially sensitive information. If required by the Board of Directors, each Shareholder shall procure that its appointed Directors and officers, employees, contractors or agents sign undertakings with respect to Proprietary Information. Each Shareholder shall be responsible for the misuse or unauthorised disclosure of Proprietary Information by its appointed Directors, or any of the Shareholder’s officers, employees, contractors or agents.
(c)	The Ivanhoe Shareholders acknowledge that as SHC is representing the Mongolian Government, it may disclose to the Mongolian Government the Proprietary Information and such other information that is necessary to perform its obligations.
17.	Covenants of SHC
In accordance with Clause 2.27 of the Investment Agreement, SHC shall pay any taxes imposed by the State upon or payable by the Company or by any Related Corporation of either the Ivanhoe Group or the Rio Tinto Group that may be or become a holder of either common or preferred shares of the Company as may result from any of the following transactions:
(a)	the transfer or issue of the Government Issue Shares by the Company to SHC;
(b)	the provision of funds or loans to SHC under clause 10 of this Agreement (or any similar arrangements), to fund SHC’s investment in the Company, including all repayments of principal and interest, including stamp duties and transaction taxes;
(c)	the provision of funds or loans by a member of the Ivanhoe Group or a member of the Rio Tinto Group to the Company on behalf of or attributable to SHC, under clause 12 of this Agreement (or any similar arrangements), in order to fund investment by SHC in the Company, including all repayments of principal and interest;

Shareholders’ Agreement
(d)	the transfer of any tenement of the Company referred to in clause 19, or the transfer of licences or rights to the Company in accordance with Clause 15.7.8 of the Investment Agreement; and
(e)	dividends paid by the Company in respect of the Shares held by SHC from time to time (or any successor).
18.	Operation of Agreement

18.1	Shareholders’ Agreement to override Charter
If there is any inconsistency between the provisions of this Agreement and the provisions of the Company’s Charter, then the provisions of this Agreement prevail to the extent of the inconsistency.
18.2	Agreement provision deemed to be in Charter
If it is necessary to amend or include a provision in the Charter to ensure that a provision of this Agreement is effective in accordance with its terms, then the relevant provision of this Agreement shall be deemed to form part of the Charter and, if required, the Shareholders shall approve by affirmative vote the necessary amendments to be made to the Charter.
19.	Transfer of non-OT Project tenements
(a)	The tenement holding of the Company will be transferred (to the extent this has not already been done prior to the date of this Agreement) such that all tenements retained and held by the Company will be those that are connected to the OT Project. Accordingly, following the restructure, the Company will hold the following:
(i)	mining license 6709A;

(ii)	mining licenses 6708A and 6710A; and

(iii)	the contractual rights of the Company to earn an interest in exploration and mining licenses adjacent to or surrounding mining license 6709A.
(b)	The Company intends to transfer all other licenses, leases, permits or other tenements and authorities (and related assets) that are not related to the OT Project to another Mongolian entity nominated by the Ivanhoe Shareholders. Accordingly, such tenements, rights and related assets will no longer be held by the Company.
(c)	The transfers and transactions under this clause 19 shall be completed within 45 Working Days of the receipt of all of the Government approvals and authorisations required for the completion of the transfers and transactions under this clause 19.

Shareholders’ Agreement
20.	Mutual indemnity
(a)	In the event of a breach of a material obligation of this Agreement, the Shareholder in breach shall indemnify the other Shareholder(s) and the Company for the direct damages and loss suffered by the other Shareholder(s) and the Company, including all costs, expenses, interest and legal fees, experts’ fees and other disbursements incurred.
(b)	Indemnification shall be paid within sixty (60) days of the date of occurrence of the damage or loss. The indemnification shall be paid in USD.
21.	Duration and termination

21.1	Former Shareholder not bound
Subject to clause 21.3, this Agreement ceases to apply to a Shareholder which has transferred all of its Shares as permitted by this Agreement.
21.2	Term
This Agreement continues in full force and effect until the conclusion of the liquidation of the Company or its earlier termination by written agreement between the Parties.
21.3	Termination not to affect certain provisions
The termination of this Agreement however caused and the ceasing by any Shareholder to hold any Shares:
(a)	will be without prejudice to any obligation of the Parties which has accrued prior to that termination or cessation and which remains unsatisfied; and
(b)	will not affect any provision of this Agreement which is expressed to come into effect on, or to continue in effect after, that termination or cessation.
22.	Dispute resolution

22.1	Negotiation of dispute
Any disputes between the Parties arising out of or in connection with this Agreement shall be settled by the Parties first attempting in good faith to negotiate a resolution and if a negotiated resolution to the dispute is not agreed to within 60 (sixty) Working Days of the date of a Party’s request in writing for such negotiation, or such other time period as may be agreed, then the dispute shall be settled in accordance with clause 22.2.
22.2	Arbitration
If a dispute is not settled by negotiation in accordance with clause 22.1, it shall be resolved by binding arbitration in accordance with the procedures under the Arbitration Rules of the United Nations Commission on International Trade Law (the UNCITRAL Rules) as in force at the time of the dispute. Accordingly, the following shall apply:
(a)	the number of arbitrators shall be 3 (three);
(b)	the 3 (three) arbitrators shall be appointed in accordance with rules 7 and 8 of the UNCITRAL Rules;

Shareholders’ Agreement
(c)	the language of the arbitration shall be English;
(d)	the arbitrators shall apply the laws and regulations of Mongolia to the interpretation of this Agreement;
(e)	the place of arbitration shall be in London, United Kingdom; and
(f)	the arbitral proceedings shall be administered under the UNCITRAL Rules by the London Court of International Arbitration.
22.3	Execution and enforcement of arbitral award
The arbitral award shall be final and binding on the Parties, and judgment on the award may be entered by any court having competent jurisdiction, provided that an arbitral award shall first be presented in an appropriate court of Mongolia for execution and enforcement. If such execution and enforcement has not occurred within 30 (thirty) days of presentation, the award may be presented in any other court having competent jurisdiction. The Parties hereby commit to fulfil the execution and enforcement of the arbitral award and shall not raise any defence to its execution and enforcement.
22.4	Continued application of clause
The provisions of this clause 22 shall continue to apply to any dispute that arises during the term of this Agreement or any dispute that occurs after the expiry or earlier termination of this Agreement in regard to activities arising out of or in connection with this Agreement.
23.	Miscellaneous

23.1	Notices
Any notice, demand, consent or other communication (a Notice) given or made under this Agreement:
(a)	must be in writing and signed by a person duly authorised by the sender;
(b)	for Notices delivered within Mongolia, must be delivered to the intended recipient by hand, and for Notices delivered outside Mongolia, must be delivered by hand or by any recognized express courier service, to the address below or the address last notified by the intended recipient to the sender:

(i)	to SHC:	Erdenes MGL (SHC) Limited
Unit 37, Diplomat BLDG. 95
5 khoroo, Chingiltei District
Ulaanbaatar-211238, Mongolia

Attention: Executive Director
Fax No: +976 701 10725

Shareholders’ Agreement

(ii)	to the Ivanhoe	to IVN:
	Shareholders:	Ivanhoe Oyu Tolgoi (BVI) Limited
9 Columbus Centre Building
Road Town
Tortola
British Virgin Islands

Attention: Corporate Secretary

to OTN:
Oyu Tolgoi Netherlands B.V.
Prims Bernhardplein 200
1097 JB
Amsterdam
The Netherlands

Attention: Corporate Secretary

with a copy to IVN / OTN (as applicable) (which shall not constitute notice):
c/o Ivanhoe Mines Mongolia Inc LLC
Seoul Business Center
1st khroo Bayanzurkh District
Zalluuchuud Avenue-26
Ulaanbaatar 210349
MONGOLIA

Attention: Managing Director

with a copy to (which shall not constitute notice):
Ivanhoe Mines Ltd
999 Canada Place
Suite 654
Vancouver
British Columbia V6C3E1
Canada

Attention: Corporate Secretary
Fax No: +1 604-682-2060

and

with a copy to (which shall not constitute notice):
Rio Tinto International Holdings Limited:
2 Eastbourne Terrace
Paddington
London W26LG
United Kingdom

Attention: Company Secretary
Fax No: +44 20 7781 1800

Shareholders’ Agreement

(iii)	to the Company:	Ivanhoe Mines Mongolia Inc LLC
Seoul Business Center
1st khroo Bayanzurkh District
Zalluuchuud Avenue-26
Ulaanbaatar 210349
MONGOLIA

Attention: Managing Director
Fax No: +976 1133 1890
(c)	will be taken to be duly given or made:
(i)	in the case of delivery in by hand, when delivered; and

(ii)	in the case of delivery by recognized express courier service, two Working Days after the date of despatch (if despatched to an address in the same country) or seven Working Days after the date of despatch (where despatch to an address in another country), but if the result is that a Notice would be taken to be given or made on a day that is not a Working Day in the place to which the Notice is sent or is later than 4pm (local time) it will be taken to have been duly given or made at the start of business on the next Working Day in that place; and
(d)	must be in English and Mongolian.
23.2	Civil Code application

Articles 5.1, 5.2 and 5.3 of the Civil Code apply to this Agreement.

23.3	Compliance with laws

Each Shareholder and its Related Corporations are subject to the anti-bribery/corruption laws of the jurisdictions in which the Shareholder or its Related Corporations (as applicable) are organized, including Mongolia, and the Shareholder and its Related Corporations shall conduct their activities in Mongolia in accordance with their obligations under such laws.

23.4	Further assurances

The Parties shall co-operate in compiling and delivering all documents necessary or convenient to carry out the provisions of this Agreement.

23.5	Entire agreement

The provisions of this Agreement contain the entire agreement between the Parties with respect to the subject matter of this Agreement.

Shareholders’ Agreement
23.6	Amendment

This Agreement may be amended only by another agreement executed by all the Parties.

23.7	Governing law

This Agreement shall be governed by and interpreted in accordance with the laws of Mongolia and the international treaties to which Mongolia is a party.

23.8	Language

This Agreement will be provided in the Mongolian and English languages each in three original copies, with each Party retaining one copy in each language. The Parties agree that the Mongolian and English language versions will be treated equally except that, in the event of any discrepancies between the two language versions, the English version shall prevail.

23.9	Name of Company

The Parties agree that after the date of this Agreement they may change the name of the Company to “Oyu Tolgoi LLC”.

Shareholders’ Agreement
24.	Definitions
Capital Costs means all costs, expenses and charges that are recognised as capital costs in accordance with internationally generally accepted accounting principles in relation to the OT Project and Core Operations.
Carry Rate means the carry rate defined in clause 10.3(d)(i).
Commencement of Production has the meaning given to that term in Chapter 16 of the Investment Agreement.
Completion Date means the date which is 21 Working Days after the Effective Date, or such other date after the Effective Date as may be agreed between the Parties.
Contract Area has the meaning given to that term in Chapter 16 of the Investment Agreement.
Control means, with respect to a body corporate, the right to, directly or indirectly, exercise a majority of the votes which may be cast at a general meeting of the shareholders of the body corporate or the right to elect or appoint, directly or indirectly, a majority of the directors of the body corporate and Control used as a noun means an interest of any kind which gives the holder the ability to exercise any of the foregoing powers (and Controlled has a corresponding meaning).
Core Operations has the meaning given to that term in Chapter 16 of the Investment Agreement.
Director means a person appointed or elected to the office of director of the Company in accordance with the Charter and in accordance with clause 4.3.
Disposal Shares means the disposal shares defined in clause 15.2(b).
Dispose in relation to any property means to sell, transfer, assign, create a Pledge over, declare oneself a trustee of or part with the benefit of or otherwise dispose of that property (or any interest in it or any part of it) or to attempt to do so.
Dividend includes a cash or non-cash distribution that is declared payable by the Board of Directors in respect to Shares out of the operating profit after tax of the Company (but does not include a dividend on preferred shares (including Funding Shares)).
Effective Date has the meaning given to that term in Chapter 16 of the Investment Agreement.
Existing Shareholder Loans means all funds advanced to the Company up to the Effective Date (the quantum having been determined in accordance with Clause 15.7.5 of the Investment Agreement) by the Ivanhoe Group or the Rio Tinto Group in relation to the OT Project and Core Operations (irrespective of the terms on which those funds were advanced and whether expended by the Company as Operational Costs or Capital Costs), including interest on such amounts at the rate of 9.9% adjusted, on a quarterly basis, by the percentage of the variation in the US CPI over the preceding quarter.
Financial Year means 1 January to 31 December.
Funded Amount means the funded amount defined in clause 10.1(b).
Funding Period means the period commencing on the Completion Date and ending three years after the Commencement of Production.
Funding Share means a preferred share in the capital of the Company, as further described in clause 11.

Shareholders’ Agreement
Government Issue Shares means the number of Shares issued by the Company to SHC as at the Completion Date which will, after such issue, result in SHC holding 34% of the Shares in the Company.
Investment Agreement means the Investment Agreement dated on or about the date of this Agreement, in relation to the OT Project, entered into between the Government of Mongolia, the Company, Ivanhoe Mines Ltd and Rio Tinto International Holdings Limited pursuant to Article 29 of the Minerals Law of Mongolia.
Ivanhoe Group means Ivanhoe Mines Ltd (incorporated in Yukon, Canada) and any entity Controlled by Ivanhoe Mines Ltd.
Ivanhoe Shareholders means IVN and OTN.
IVN Provider means IVN, OTN or their nominated representative(s) including any Related Corporation of IVN or OTN.
Management Services Payment has the meaning given to that term in Chapter 16 of the Investment Agreement.
Management Team means the management team defined in clause 6.2(a).
Nominated Third Party means the nominated third party defined in clause 15.2(c)(iii).
Notice means the notice defined in clause 23.1.
Offer Period means the offer period defined in clause 15.2(d).
Operating Costs means all costs, expenses and charges incurred by or on behalf of the Management Team or the Company in relation to the OT Project and Core Operations (other than Capital Costs).
Option means the option defined in clause 15.10(a).
Option Shares means the option shares defined in clause 15.10(a).
Other Shareholders means the other shareholders defined in clause 15.1.
OT Project has the meaning given to that term in Chapter 16 of the Investment Agreement.
Outstanding Balance means the outstanding balance defined in clause 10.3(d)(ii).
Overwhelming Majority means two thirds (2/3) or more.
Party means each of SHC, IVN, OTN, the Company and their successors and assigns as permitted in accordance with this Agreement or the Investment Agreement.
Pledge means the pledge defined in clause 15.4.
Percentage Interest means, in relation to a Shareholder, that Shareholder’s percentage interest of Shares it holds directly in the Company (and immediately after the issue of the Government Issue Shares to SHC, the Percentage Interest of SHC will be 34%).
Permitted Charge means the permitted charge defined in clause 15.5(b).
Permitted Chargee means the permitted chargee defined in clause 15.5(b)(i).
Proprietary Information means that information of a Shareholder or its Related Corporations, the Company or the Management Team which is disclosed to another Party, which is confidential in nature and not in the public domain, including, without limitation, information relating to technology, processes, products, specifications, inventions, trade secrets, know-how and other information of a commercially sensitive nature.

Shareholders’ Agreement
Quarterly US CPI Adjusted Carry Rate means the quarterly rate that results in an effective annual rate of 9.9% and which is then adjusted, on a quarterly basis, by the percentage of the variation in the US CPI over the preceding quarter.
Related Corporation means:
(a)	in relation to any member of the Ivanhoe Group — any other member of the Ivanhoe Group and any member of the Rio Tinto Group;

(b)	in relation to any member of the Rio Tinto Group — any other member of the Rio Tinto Group and any member of the Ivanhoe Group; and

(c)	in relation to SHC — any other corporation that is wholly-owned and Controlled solely by the State.
Relevant Transaction means any transaction between the Company (on the one hand) and any Shareholder or Related Corporation of any Shareholder (on the other hand) where the total consideration payable under the contract documenting the transaction exceeds one million five-hundred thousand USD (USD1.5 million) (and, for the avoidance of doubt, the Relevant Transaction provisions in clause 5.2 do not apply to a contract for the engagement of the Management Team as described in clause 6.2(a)).
Resolution means Resolution Number 57 of the State Great Khural dated 16 July 2009.
Rio Tinto Group means Rio Tinto plc (incorporated in England) and Rio Tinto Limited (incorporated in Australia), and any entity Controlled by Rio Tinto plc and/or Rio Tinto Limited.
Share means a common share in the capital of the Company.
Shareholder means each of SHC, IVN and OTN, and each other Party who holds Shares.
Shareholder Debt means, at any time, the aggregate principal amount outstanding at the time of all sums advanced to the Company by or on behalf of Shareholders on or after the Effective Date, including as contemplated by clause 12, and interest on such sums.
SHC Called Sum means SHC’s Percentage Interest of a Called Sum.
State means Mongolia.
Transfer Notice means the transfer notice defined in clause 15.2(c).
Transfer Price means the transfer price defined in clause 15.2(c)(i).
Transferor means a Shareholder which proposes to transfer all or some of its Shares in accordance with this Agreement and refers to the Shareholder both before and after registration of the relevant transfer of Shares.
US CPI means US CPI defined in clause 10.3(d)(iii).
USD and $ means the lawful currency of the United States of America.
Working Day has the meaning given to that term in Chapter 16 of the Investment Agreement.

Shareholders’ Agreement
IN WITNESS WHEREOF, this Agreement is executed and signed on October 6, 2009 in the city of Ulaanbaatar.

Signed for and on behalf of Erdenes MGL LLC by:	Signed for and on behalf of Ivanhoe Mines Mongolia Inc LLC by:

“Signed”	“Signed”

Signature	Signature

B. Enebish, Executive Director	Keith Marshall, Managing Director

Name and Position	Name and Position

6 October 2009	6 October 2009

Date	Date

Signed for and on behalf of Ivanhoe Oyu Tolgoi (BVI) Ltd by:	Signed for and on behalf of Oyu Tolgoi Netherlands B.V. by:

“Signed”	“Signed”

Signature	Signature

Peter Meredith, Deputy Chairman, Ivanhoe Mines Ltd.	John Fognani, Executive Vice President Legal and General Counsel, Ivanhoe Mines Ltd.

Name and Position	Name and Position

6 October 2009	6 October 2009

Date	Date

INVESTMENT AGREEMENT
BETWEEN
THE GOVERNMENT OF MONGOLIA
AND
IVANHOE MINES MONGOLIA INC LLC
AND
IVANHOE MINES LTD
AND
RIO TINTO INTERNATIONAL HOLDINGS LIMITED

INVESTMENT AGREEMENT
In accordance with Article 29 of the Minerals Law of Mongolia (hereinafter referred to as the “Minerals Law”), Resolution Number 40 dated 4 December 2008 and Resolution Number 57 dated 16 July 2009 respectively of the State Great Khural and Government Resolution Number 308 dated 6 October 2009:
The Minister of Finance, the Minister of Mineral Resources and Energy and the Minister of Nature, Environment and Tourism, together representing and upon authorization of the Government of Mongolia;
and
Ivanhoe Mines Mongolia Inc LLC (hereinafter referred to as the “Investor”);
and
Ivanhoe Mines Ltd (hereinafter referred to as “Ivanhoe Mines Ltd”);
and
Rio Tinto International Holdings Limited (hereinafter referred to as “Rio Tinto”);
have entered into this Agreement on this 6th day of October 2009;
Having regard to the following:
The Investor having invested a significant amount of capital in the OT Project through the financial capability of Ivanhoe Mines Ltd and Rio Tinto;
Article 4.1.12 of the Minerals Law and Resolution Number 27 of the State Great Khural dated 6 February 2007;
The Private Placement Agreement dated 18 October 2006 between Ivanhoe Mines Ltd and Rio Tinto (as amended);
The purpose of this Agreement being to define and regulate a relationship in regard to maintaining for a certain period a stable Tax and operational environment, the sale of Products at international market prices by the Investor, the guarantee of the Investor’s right to use and spend its income at its own discretion, the amount and term of the investment, the undertaking of mining activities with minimum damage to the environment and human health, the rehabilitation of the environment, not to have a negative effect on other industries and operations, the social and economic development of the Southern Gobi region and creation of new jobs, the creation of business opportunities for Mongolian companies and individuals, compensation for damages to property, basis for the termination of this Agreement, and rights and obligations of the Parties during the period of exploring, mining and processing operations within the Contract Area;

Resolution Number 57 of the State Great Khural dated 16 July 2009 has resolved to authorise the Government to enter into this Agreement and upon such entry, the rights and obligations under this Agreement shall be binding on the Parties with the agreement being as follows:
1.	Chapter One: General
1.1.	Except as provided by Clause 15.26, this Agreement shall come into effect on and from the Effective Date and remain in effect, in accordance with Article 29.3 of the Minerals Law, for an initial period of 30 (thirty) years.
1.2.	The Investor shall have a right to apply for and obtain from competent authorities in accordance with relevant laws and regulations of Mongolia all leases, licenses, permits, work visas, customs clearance, easements and rights of way (permits for land to be used for road corridors and road facilities), approvals of competent authorities and other similar consents required in connection with the OT Project (“Permits”) and the Government shall provide support requested by the Investor in this respect and shall resolve the Investor’s applications to obtain such Permits in accordance with relevant laws and regulations of Mongolia.
1.3.	Except as provided by Clause 2.24.2, Taxes payable by the Investor shall remain Stabilized (as described in Clause 2.1 and Clause 2.24).
1.4.	The Investor is hereby granted the rights to market, sell and export its Products at international market prices and to freely expend and repatriate its sale proceeds in Mongolian togrogs and foreign currencies.
1.5.	This Agreement applies to the whole range of the Investor’s activities in connection with the OT Project that includes prospecting and exploring within the Contract Area, separating and mining minerals from land surface and subsoil, construction and operation of infrastructure for transportation, power, water and other infrastructure facilities, processing (including crushing, grinding, floating and filtering), producing Products, marketing, mine closure, rehabilitation, ore stockpiling, waste and tailings management and all other connected activities (hereinafter referred to as the “Core Operations”).
1.6.	The State shall own 34% (thirty four percent) of the common shares in the Investor, and, within 1 (one) year after this Agreement is extended in accordance with Clause 15.11, have the option to own a further 16% (sixteen percent) of the common shares in the Investor, on terms mutually agreed as contained in the Shareholders’ Agreement. The State warrants that this Clause 1.6 satisfies all obligations under laws or resolutions of the State Great Khural to issue or transfer shares in the Investor to the Government.
1.7.	The Investor shall use its best endeavours in the course of its operations to promote development of the Southern Gobi region, including the creation of employment opportunities.
1.8.	The State agrees that the signing of this Agreement and the Shareholders’ Agreement, and the issue of common shares in the Investor equal to 34% (thirty four percent) of the total common share capital of the Investor to the State pursuant to the Shareholders’ Agreement, satisfies all of the obligations of the Investor under Article 5.5 of the Minerals Law.

1.9.	The obligations under Article 5.6 of the Minerals Law are to be fulfilled under clause 15.3(c) of the Shareholders’ Agreement, and the Government shall be liable for, and assume the obligations for, any failure of SHC to meet the requirements of clause 15.3(c) of the Shareholders’ Agreement.
1.10.	Any relationship which is not governed by this Agreement shall be regulated by the effective laws and regulations of Mongolia, and the international treaties to which Mongolia is a party.
1.11.	The Investor has the right to conduct the operations of mining and processing minerals from the underground mine area and the open pit mine area, and producing Products, within mining license 6709A of the Oyu Tolgoi Deposit. The reserves for these areas are registered in the national registry of reserves, and the Feasibility Study for these areas has been submitted to the State administrative authority in charge of geology and mining for its consideration in accordance with existing laws and regulations. Consideration of the Feasibility Study will be concluded in 150 (one hundred and fifty) days from the date of submission.
1.12.	The terms used in this Agreement shall be construed in accordance with Chapter 16 (Sixteen).
2.	Chapter Two: Taxation Environment
2.1.	Except as provided elsewhere in this Agreement, the Investor shall only be subject to the Taxes listed in Article 7 of the General Taxation Law as in force on the date of this Agreement. The Parties agree that, in accordance with Article 29.1.1 of the Minerals Law, the following Taxes are Stabilized (the “Stabilized Taxes”):
2.1.1.	Income tax of business entities (corporate income tax);

2.1.2.	Customs duty;

2.1.3.	Value-added tax;

2.1.4.	Excise tax (except as provided for in Clause 2.23);

2.1.5.	Payment for use of mineral resources (royalty) (as specified in Clause 3.13);

2.1.6.	Payment for mineral exploration and mining licenses;

2.1.7.	Immovable property tax and/or Real Estate Tax; and
2.1.8.	Tax on price increase of some products, which as from 1 January 2011 shall be invalidated by the WPT Invalidating Law.
Taxes listed in Article 7 of the General Taxation Law (as in force on the date of this Agreement) not listed above will be payable in accordance with the laws and regulations effective in that tax year of Mongolia (the “Non-Stabilized Taxes”).
2.2.	Tax to be withheld as a result of the Corporate Income Tax Law shall be calculated at the rates specified in the respective clauses of the Corporate Income Tax Law (as in force on the date of this Agreement), which includes in accordance with any applicable double tax treaties as applied by Article 2.2 of the General Taxation Law, and which rates shall be Stabilized.

2.3.	Non-Stabilized Taxes to which the Investor is subject shall apply to the Investor on a non-discriminatory basis. Taxes to which the Investor’s Affiliates, Contractors or Subcontractors, or their respective employees, are subject, shall apply to that taxpayer on a non-discriminatory basis. A Tax, or the levying of a particular Tax, will be considered as discriminatory if that taxpayer is subjected to taxation (including rate), or taxation requirement, that is more burdensome than the taxation and/or requirements to which other enterprises, companies, taxpayers or employees may be subjected to, or which differentiates that taxpayer’s Tax burden from that of other taxpayers by reason of the unique size, or number, of such entity’s operations.
2.4.	The Investor shall not be subject to or liable to pay the following Taxes after the date of this Agreement:
2.4.1.	Taxes that are not listed in Article 7 of the General Taxation Law at the date of this Agreement;
2.4.2.	Taxes arising from an amendment or addition to any law or regulation establishing a Non-Stabilized Tax to levy Taxes that are not listed in Article 7 of the General Taxation Law at the date of this Agreement; and
2.4.3.	Taxes arising from an amendment or addition to any law or regulation establishing a Non-Stabilized Tax to levy a Tax of the nature of a Stabilized Tax.
2.5.	The annual taxable income of 0-3.0 billion togrogs of the Investor taxable under Corporate Income Tax Law shall be taxed at the rate of 10% (ten percent). If annual taxable income exceeds 3.0 billion togrogs it shall be 300.0 million togrogs plus 25% (twenty five percent) of taxable income exceeding 3.0 billion togrogs.
2.6.	The Tax specified in Clause 2.1.8 shall not be payable by the Investor from 1 January 2011.
2.7.	Tax shall be imposed on the following income of the Investor at the following rates:
2.7.1.	Dividends shall be taxed at the rate of 10% (ten percent);

2.7.2.	Income from royalties shall be taxed at the rate of 10% (ten percent);
2.7.3.	Income from disposal of an immovable property shall be taxed at the rate of 2% (two percent);
2.7.4.	Income from interest shall be taxed at the rate of 10% (ten percent);
2.7.5.	Income from sale of rights shall be taxed at the rate of 30% (thirty percent).

2.8.	Without affecting Clause 2.27 and the rights of the Investor to avail itself of applicable double tax treaties, the Parties agree that, for the purposes of tax required to be withheld by the Investor under Article 17.2.9 of the Corporate Income Tax Law, the following income of a non-resident taxpayer, but which are earned in Mongolia, shall be taxed when transferred to the non-resident taxpayer at the following rates:
2.8.1.	Loan interest and payment for issuing a guarantee shall be taxed at the rate of 20% (twenty percent).
2.8.2.	Income from royalties, income from interest on financial leases, payments for administrative expenses, rent payments, lease payments and income from use of tangible and non-tangible assets shall be taxed at the rate of 20% (twenty percent).
2.8.3.	Income from goods sold, work performed and services provided within the territory of Mongolia shall be taxed at the rate of 20% (twenty percent).
2.9.	The Parties agree that, for the purposes of tax required to be withheld by the Investor under Article 17.2.9 of the Corporate Income Tax Law, income of a non-resident taxpayer from Management Services Payments, but which is earned in Mongolia, shall be taxed when transferred to the non-resident taxpayer at the rate of 20% (twenty percent).
2.10.	Dividends, on common or preferred shares, paid by the Investor to its non-resident shareholder(s) who are non-resident taxpayer(s), shall be taxed in accordance with Mongolian laws and regulations, which includes in accordance with any applicable double tax treaties as applied by Article 2.2 of General Taxation Law, and which rates shall be Stabilized.
2.11.	Tax paid by the Investor in a foreign country may be credited in accordance with Article 19.9 of the Corporate Income Tax Law.
2.12.	In accordance with Government Resolution Number 287 approving a procedure on carrying tax loss forward in mining and infrastructure dated 16 September 2009 made under the authority of the Corporate Income Tax Law, the tax loss of the Investor to be determined in accordance with Articles 20.1 and 20.2 of the Corporate Income Tax Law shall be carried forward and deducted from the taxable income of the Investor in the next 8 (eight) consecutive years after the tax year in which such tax loss was incurred. This will not apply for losses specified in tax statements for the tax year occurring before 1 January 2007. Tax losses of the Investor specified in the tax statements of that tax year occurring during the period from 1 January 2007 to 31 December 2009 (inclusive) shall be carried forward and deducted from the Investor’s taxable income in the next 2 (two) consecutive years after the tax year in which such tax loss was incurred and the amount of loss to be deducted annually shall not exceed 50% (fifty percent) of the Investor’s taxable income for that year. However, tax losses of the Investor specified in tax statements for each tax year occurring from 1 January 2010 shall be carried forward and deducted from the Investor’s taxable income in the next 8 (eight) consecutive years after the tax year in which such tax loss was incurred and the amount of loss to be deducted annually shall not exceed 100% (one hundred percent) of the Investor’s taxable income for that year.

2.13.	In accordance with Article 20.3 of the Corporate Income Tax Law, the amount of tax loss carry forward to be deducted from the taxable income of the Investor in any tax year pursuant to Article 20.2 of the Corporate Income Tax Law will not be limited, except as provided in Clause 2.12. Accordingly, 100% (one hundred percent) of the Investor’s taxable income can be offset with carry forward tax losses in a particular year.
2.14.	The tax depreciation of the Investor’s assets shall be calculated for the Investor’s assets with a useful life of more than 1 (one) year, in accordance with the depreciation schedule below:

		Useful life (in	Depreciation
Number	Asset Class	years)	method
1	Building and construction	40	Straight-line
2	Machinery and equipment	10	Straight-line
3	Computer, computer parts, and software	3	Straight-line
4	Intangible asset with undefined useful life	10	Straight-line
5	Intangible asset with defined useful life (includes license for mineral exploration and mining)	Useful / valid life	Straight-line
6	Other non-current asset	10	Straight-line
2.15.	The Parties agree to determine the relevant Asset Class specified in Clause 2.14 as follows:
Asset Class Number 2
Machinery and equipment fixed or attached to a building;
Machinery and equipment fixed or attached to a construction; and
Machinery and equipment fixed or attached to the underground infrastructure.
Asset Class Number 6
Other non-current assets including capitalised pre-stripping and overburden removal;
Underground shafts; and
Roadways, drawpoints and ventilation shafts and other underground infrastructure.
2.16.	Taking into account Articles 12 and 15 of the Corporate Income Tax Law, operating expenses, including operational maintenance and repairs related to the OT Project, and payment for works and services performed by others (including Management Services Payments), shall be tax deductible in the year incurred.
2.17.	If the Investor uses its own funds to establish a border crossing and related infrastructure and to repair and maintain it, an amount equivalent to these funds shall be deducted from the Investor’s taxable income.

2.18.	Value-added tax shall be imposed on imported, manufactured or sold goods, performed works and rendered services at the rate of 10% (ten percent) in accordance with Article 11.1 of the Value-Added Tax Law. Non-refundable value-added tax shall be a deductible expense of the Investor for income tax of business entities (corporate income tax) purposes in accordance with law .
2.19.	Customs duties shall be imposed in accordance with the Law of Mongolia on Customs Tariff and Duties.
2.20.	In accordance with Articles 11.2 and 12 of the Value-Added Tax Law, value-added tax rates on the following exported products, works and services connected with the OT Project shall be 0 (zero) rated:
2.20.1.	goods (except for gold) exported by the Investor from the territory of Mongolia for sale or goods declared to the Customs Office;
2.20.2.	passenger and cargo transportation services from the territory of Mongolia to a foreign country, from a foreign country to the territory of Mongolia, or through the territory of Mongolia to a foreign country;
2.20.3.	services rendered (including non taxable services) outside the territory of Mongolia;
2.20.4.	services (including non taxable services) rendered to a foreign citizen or a legal person, who is outside the territory of Mongolia at the time the services are rendered; and
2.20.5.	exported final mining products.
2.21.	Mining products other than those listed in Article 12.1.7 of the Value-Added Tax Law shall be exempted from value-added tax.
2.22.	Equipment temporarily imported through a customs border by the Investor, its Affiliates, and their respective Contractors and Subcontractors, which is required for the OT Project, shall be placed under the customs regime of temporary admission provided for in Chapter 8, Sub-chapter 4, Articles 93-98 of the Customs Law.
2.23.	All gasoline and diesel fuel imported or purchased from the domestic market by the Investor for its own usage shall be subject to gasoline and diesel fuel excise taxes, value-added tax, gasoline and diesel fuel taxes and customs duties at applicable rates on a non-discriminatory basis.
2.24.	The Parties agree as follows:
2.24.1.	Except as provided in Clause 2.24.2, and in accordance Article 29.1.1 of the Minerals Law, the provisions of this Agreement shall remain in effect during the term of this Agreement irrespective of the provisions of taxation laws and regulations ratified after the Effective Date.

2.24.2.	If a law or regulation enters into force after the date of this Agreement, or an international treaty becomes available to the Investor, and such law, regulation or international treaty contains Tax rates that are less than those specified in this Agreement or which would otherwise have the effect of reducing Taxes payable by the Investor under this Agreement then the Investor may notify the Government in writing that it wishes to enjoy the benefit of that law, regulation or international treaty. In such event, and as provided for in Article 29.1.1 of the Minerals Law:
2.24.2.1	without affecting Clause 2.24.2.2, the lower rates or reduced Tax liability will apply in determining the Investor’s Tax liability under this Agreement;
2.24.2.2	if a later amendment to a law, regulation or international treaty changes the rates or Tax liability so it is no longer at a lower rate or reduced Tax liability, the Investor shall, from the date this later amendment comes into effect, be returned to the status or position it occupied before it gave notice to the Government in writing under this Clause 2.24.2.
2.25.	If the Investor sells or buys goods, performs work, renders services (including financing costs and interest payments except in respect of financing described in Clause 2.27), or transfers goods or assets to or from an Affiliate at a lower or higher price than the market price, then the price for determining the taxable income of the Investor for those goods, work and services shall be deemed to be the price of similar goods, works or services sold, performed, rendered or transferred by independent entities to each other, based on transfer pricing principles published by the Organization for Economic Cooperation and Development. The Parties agree that Management Services Payments are made as if they are carried out between unrelated parties, each acting in his own best interest, for the purposes of Article 11.1 of the Corporate Income Tax Law.
2.26.	For statutory and tax reporting purposes (including for the purposes of calculating and paying Taxes), the Investor may keep its primary accounting records in United States dollars. The Investor shall also maintain accounting records in Mongolian togrogs in accordance with Article 6.1 of the Accounting Law. Where Taxes are payable in togrogs, then the amount payable in togrogs shall be determined by converting United States dollars into togrogs applying the principles of non-discrimination contained in Clause 2.3.
2.27.	The Parties agree that the terms of any finance provided to the Investor under the Shareholders’ Agreement, prior to the expiry of the 7 (seven) year period referred to in Clause 16.10.1, and any costs related to financial guarantees in respect of project finance, are made as if they are carried out between unrelated parties, each acting in his own best interest, for the purposes of Article 11.1 of the Corporate Income Tax Law and the Government shall meet any obligation of SHC incurred under clause 17 of the Shareholders’ Agreement.
2.28.	The royalty payable under Clause 3.13 shall be treated as a deductible expense from the taxable income of the Investor in accordance with Article 12.1.14 of the Corporate Income Tax Law.

2.29.	If the amount of value-added tax to be credited to the Investor in a given month exceeds the total of value-added tax due to be paid by the Investor in the same period, then the tax authority shall do the following:
2.29.1.	credit against any value-added tax payable by the Investor in the next month, quarter or year;
2.29.2.	credit against any other types of Taxes due by the Investor to relevant governmental or local budgets; and
2.29.3.	refund the balance of the excess payment of value-added tax in accordance with Articles 17.1.4 and 58 of General Taxation Law.
2.30.	In accordance with Article 18.1.1 of the Corporate Income Tax Law, no Tax shall be payable on any interest income earned on any Government issued securities (including bills), including deferred interest income incorporated as a discount to the issue price.
2.31.	Thin capitalization requirements specified in Article 14.3 of the Corporate Income Tax Law shall be calculated as follows:
2.31.1.	if the Investor’s debt to equity ratio exceeds 3:1, any interest attributable to the excess debt will not be deductible for Tax purposes;
2.31.2.	if the Investor’s debt to equity ratio exceeds 3:1, any interest attributable to that part of the debt that does not exceed the ratio strictly remains deductible for Tax purposes;
2.31.3.	for the measurement of total debt for the purpose of the ratio, both related party and non-related party debt are included, however, any non-interest-bearing liabilities are specifically excluded;
2.31.4.	for the measurement of total equity/capital for the purpose of the ratio, both common shares and preferred shares are included; and
2.31.5.	any non-tax deductible interest shall be deemed to be a dividend and taxed in accordance with laws and regulations and applicable double tax treaties. Any such non-tax deductible interest will not be subject to any interest withholding tax.
2.32.	An entity engaged in activities related to, or services provided to, the OT Project may apply under Article 19 of the Foreign Investment Law to stabilise Taxes.
2.33.	The benefits specified in Article 19.2 of the Corporate Income Tax Law as in force at the date of this Agreement shall be granted to the Investor as follows:
2.33.1.	In accordance with Government Resolution Number 288 dated 16 September 2009 making amendment to the Annexure of Resolution Number 83 of 2008, the Investor is entitled to an investment tax credit equal to 10% (ten percent) of its investment in depreciable non-current assets made up to the end of the Construction Period.

2.33.2.	This investment tax credit shall not be granted if the investment is made for the purchase of an asset not connected with Core Operations.
2.33.3.	The credit shall not be subtracted from the depreciated cost of the asset to which the credit relates.
2.33.4.	If the investment tax credit exceeds the amount of income tax of that tax year specified in Article 17.1 of the Corporate Income Tax Law, the exceeding amount shall be credited in the subsequent 3 (three) profitable tax years of the Investor.
2.34.	In the event that, during the term of this Agreement, the Value-Added Tax Law is amended, so that the value-added tax rates on all Products exported by the Investor or its Affiliates, or works and services connected with the OT Project, shall become 0 (zero) rated, and provided that, pursuant to Article 19.7 of the Corporate Income Tax Law, the mining sector is no longer classified as a ‘priority sector’, the benefit of the investment tax credit referred to in Clause 2.33 shall no longer be available to the Investor (notwithstanding the operation of Clause 15.23.1). If the investment tax credit becomes no longer available to the Investor, nothing in this Agreement shall prevent the Investor from carrying forward investment tax credits that were earned prior to the date the investment tax credit no longer became available to the Investor.
3.	Chapter Three: Core Operation of the Investor
3.1.	The Investor has the right to hold each Mining License for an initial term of 30 (thirty) years from their grant, and to extend this period 2 (two) times for a period of 20 (twenty) years each in accordance with Articles 27.1.7 and 28.1 of the Minerals Law.
3.2.	The Investor has the right to construct and operate infrastructure and related facilities and to conduct mineral exploration and mining activities throughout the Contract Area on the terms of this Agreement.
3.3.	The Investor has the right to conduct in accordance with relevant laws and regulations the operations of mining and processing from any mineral deposits within mining license 6709A and the licenses referred to in Clause 15.7.8, when the reserves relating to those deposits are registered in the national registry of reserves and the Feasibility Study is submitted to the State administrative authority in charge of geology and mining for its consideration in accordance with existing laws and regulations. Registration of reserves shall not be unreasonably withheld or delayed, and shall be registered within 150 (one hundred and fifty) days from the date the Investor delivers a Statement of Reserves and the Feasibility Study to the State administrative authority in charge of geology and mining. Consideration of the Feasibility Study will be concluded within 150 (one hundred and fifty) days from the date of submission.
3.4.	In accordance with Article 17.2.3 and Article 24.4.2 of the Minerals Law, an exploration license or mining license shall not be granted if it overlaps any part of the area of any valid Mining License previously granted. A license or tenure under any other law or regulation shall not be granted to any third party if it overlaps any part of the area of any valid Mining License.

3.5.	Nothing in this Agreement shall limit the right of the Investor to mine and process from the area of its Mining Licenses in accordance with relevant laws and regulations any metals or minerals other than those defined as “Products” by this Agreement, however the terms of this Agreement shall not apply to any goods, works and services undertaken as a result of these activities.
3.6.	The Investor shall submit, in the Feasibility Study described under Clause 1.11, estimated annual production figures for the life of the open pit and underground mines.
3.7.	The Investor will provide on an annual basis to the State administrative authority in charge of geology and mining an updated table forecasting the quantities of total Products to be mined and processed from the open pit and underground operations at the OT Project in the following 5 (five) years and that table may be included in its investment report under Clause 9.7.
3.8.	If the Investor estimates that, in any calendar year, it will mine and process at least 20% (twenty percent) more Products than forecast in the most recent table referred to in Clause 3.7, it will obtain the consent of the State administrative authority in charge of geology and mining to mine and process above that level, which consent shall not be unreasonably withheld or delayed.
3.9.	The Investor will use reasonable efforts to mine and process mined ore that is no less than the quantities contained in the most recent table referred to in Clause 3.7, however, the actual quantity of Products mined and processed by the Investor in any year may vary due to many factors, which may not be within the control of the Investor or of the Government. Accordingly, the actual quantity of Product produced in any year remains within the competence and discretion of the Investor.
3.10.	The Parties agree that in respect of the financing of the OT Project:
3.10.1.	the Investor shall deliver to the Government a notice informing that the Financing Completion Date has occurred within 7 (seven) days of such date being achieved;
3.10.2.	the Investor shall achieve Commencement of Production within 5 (five) years of the Financing Completion Date; and
3.10.3.	the “Financing Completion Date” referred to in this Clause 3.10 is the date being the earlier of:
3.10.3.1	the date on which the Investor has managed to secure (or have made available to it) sufficient financing facilities on terms, including in respect of guarantees, security or other support, reasonably acceptable to the Investor, to enable the full and complete construction of the OT Project as described in the Feasibility Study referred to in Clause 1.11, and notified to the Government in writing; and
3.10.3.2	2 (two) years after the Effective Date.
3.11.	The Investor shall adopt and implement modern mining and processing technology that meets Mongolian and international environmental codes and standards during Core Operations and will conduct Core Operations in an efficient manner to minimize environmental impact to the extent economically feasible.

3.12.	The sales value of the Products of the Investor shall be determined as follows:
3.12.1.	for exported Products, the sales value shall be the international market prices of the products or similar products, based on recognized principles of international trade for determining average monthly prices;
3.12.2.	for Products sold or used on the domestic markets, the sales value shall be based on the domestic market price for the particular or similar products;
3.12.3.	for Products sold on international or domestic markets, where it is impossible to determine market prices, the sales value shall be based on the revenue derived from the sale of the Product as declared by the license holder.
3.13.	The Investor shall pay a royalty under Article 47.3.2 of the Minerals Law at the date of this Agreement equal to 5% (five percent) of the sales value of all Products mined from the Contract Area that are sold, shipped for sale, or used by the Investor, and such royalty is Stabilized.
3.14.	The Investor shall pay an annual mining license fee of USD15.00 per hectare of mining area granted under a Mining License, and Stabilized.
3.15.	The Investor shall prepare and submit the reports as required under Article 48 of the Minerals Law to the State administrative authority in charge of geology and mining in both Mongolian and English.
3.16.	The Investor shall inform the State administrative authority in charge of specialized inspection by an official letter that the mine shall be closed in whole or in part according to such date as specified by law and shall take the following preparatory measures pursuant to relevant regulations:
3.16.1.	fully take all measures, in accordance with Mongolian and internationally recognised standards, to ensure safe use of the closed mining area for public purposes and to rehabilitate the environment;
3.16.2.	take preventative measures if there is a possible hazardous risk when the closed mining area is used for public purposes;
3.16.3.	remove all machinery, equipment and other property from the closed mining area except as permitted by local administrative bodies or the State administrative authority in charge of specialized inspection.

3.17.	When the mine is closed, the Investor shall prepare a detailed map on an appropriate scale showing dangerous or potentially dangerous areas created by mining operations, place the necessary warnings and markings in the vicinity of the mining area and shall submit the map to the State administrative authority in charge of specialized inspection and Governors of soum, bag or district.
3.18.	The Investor shall be responsible for developing a management program for mine closure, fully comply with the requirements during the mine closure phase in accordance with relevant laws and regulations and set aside funds commencing 7 (seven) years prior to the closure in an escrow account not controlled by the Investor, unless the funds are to be used for the mine closure phase, for costs related to mine closure and these costs shall be deductible from the Investor’s taxable income.
3.19.	Within 3 (three) years after the Commencement of Production, the Investor will, if requested in writing by the Government, prepare a research report on the economic viability of constructing and operating a copper smelter in Mongolia to process mineral concentrate Products derived from Core Operations into metal (the “Smelter”).
3.20.	If the Government either alone or in conjunction with others or a third party plans for the construction of a Smelter in Mongolia, the Investor will, if requested in writing by the Government, provide on agreed terms, with preferential access, Rio Tinto’s (or its Affiliates) Proprietary Technologies held in joint venture with Outokumpu, for the operation of the Smelter.
3.21.	The Investor shall in priority supply (by sale or tolling) mineral concentrate to any third party operated copper smelters located in Mongolia in which the Government has a whole or partial ownership interest on agreed commercial terms based on international prices and standards, with a view to increasing the value added to the Products in Mongolia, however such supply will be made on the following basis:
3.21.1.	if the Investor has a whole or partial ownership interest in, or operates, a smelter located in Mongolia, it is entitled to first satisfy the mineral concentrate needs of such smelter; and
3.21.2.	if such third party operated copper smelters can demonstrate in advance an ability to meet all technical criteria and specifications for effectively accepting and smelting copper concentrate from the OT Project.
3.22.	If the Investor owns and operates a Smelter and produces refined gold that meets “Good Delivery” requirements of the London Bullion Market Association (LBMA), the Investor shall offer such produced gold to the Bank of Mongolia at no less than the spot price reflected in the international over-the-counter market. If the refined gold produced does not meet “Good Delivery” requirements of the LBMA, the Investor shall offer to sell such produced gold to the Bank of Mongolia at spot prices reflected in the international gold market for gold of that purity or grade.
3.23.	If the Investor constructs a Smelter in connection with implementation of the OT Project that Smelter will be located in Mongolia.

3.24.	As soon as practicable after the annual financial statements of the Investor are available for that financial year, an audit of the capital costs and operating costs among other things shall be conducted by an internationally recognised and reputable audit and accounting firm which may be undertaken as part of, or in conjunction with, the audit referred to in Clause 9.7.
4.	Chapter Four: Regional Development
4.1.	The Government will establish the “Southern Gobi Regional Development Council” (the “Council”) and shall lead its activities.
4.2.	The Council will be governed by a board, which shall include representatives of the Government, local governance organisations, private sector entities, civil society organisations and donor and international financial institutions with activities directed towards the Southern Gobi region.
4.3.	The Investor will be a member of the Council’s governing board, and shall support the Council and its activities.
4.4.	The Council will assist the Government in the following areas in terms of preparation, financing, organising and implementation of the Southern Gobi local and regional development strategy, plans and budgets:
4.4.1.	support to local and regional development and encouraging transparent and responsible governance;
4.4.2.	coordination of in-migration influx;
4.4.3.	resolving matters of urban planning and development, including power, roads, water supply, heating and sewerage;
4.4.4.	organization of formal and non-formal education, including English language and vocational training;
4.4.5.	focus on human health care, construction of diagnostic centres, cultural facilities, sport facilities, improvement of veterinary services; and
4.4.6.	support to capacity building for local governments and civil society.
4.5.	In addition to the above, the Investor will support socio-economic development policies and activities undertaken by Southern Gobi local administration and will develop partnerships to ensure that sustainable benefits from the OT Project reach Mongolian people, including people in Umnugovi Aimag.
4.6.	The Investor shall conduct all of its local and regional socio-economic development programs and activities based on principles of transparency, accountability and public participation.
4.7.	The Investor shall continue to prepare, conduct, implement, update on an appropriate basis, and make public socio-economic baseline studies, socio-economic impact assessments, socio-economic risk analyses, as well as multi-year communities plans, community relations management systems, policies, procedures and guidelines, and mine closure plans, all of which shall be produced with community participation and input and be consistent with international best practice.

4.8.	The Investor shall give priority focus to those Umnugovi Aimag citizens and groups directly and indirectly impacted by the OT Project, as determined by socio-economic and environmental impact assessments and other relevant documents and, for this purpose, the Investor shall regularly engage with and support the public and local stakeholders in Umnugovi Aimag.
4.9.	The Investor shall establish cooperation agreements with local administrative organisations in accordance with Article 42 of the Minerals Law and these agreements may include the establishment of local development and participation funds, local participation committees and local environmental monitoring committees.
4.10.	The Investor will consult with local administrative organisations to provide appropriate compensation upon resettlement of herder families located on the Contract Area who are directly impacted by the OT Project.
4.11.	The Investor shall make as a priority training, recruiting and employing citizens of local communities in the Southern Gobi region, with preference to Umnugovi Aimag.
4.12.	The Investor shall support special business development programs to assist in starting and growing local businesses so they can supply the OT Project, as well as the expansion and diversification of Mongolian business partners so that they are not fully dependent on the OT Project.
4.13.	The Investor shall continue to actively build and maintain productive working relationships, based on principles of transparency, accountability, accuracy, trust, respect and mutual interests, with non-governmental organizations, civic groups, civil councils and other stakeholders.
5.	Chapter Five: Land Affairs
5.1.	The Investor shall obtain the relevant Permits necessary for the use of land required for the implementation of the OT Project, including lands needed for locating roads, energy generation facilities or networks for energy transmission, water supply, railroads and communication facilities in accordance with the laws and regulations on Land and the Government shall provide support requested by the Investor in this respect and shall resolve the Investor’s applications to obtain such Permits in accordance with relevant laws and regulations of Mongolia.
5.2.	The Government may take land away from the Contract Area that is in possession of the Investor for special needs or public purposes or interests in accordance with the Law on Land and the Foreign Investment Law, but only if such needs, purposes or interests cannot be reasonably satisfied by allocating or taking away land not covered by the Contract Area. If any land is taken away, the Government will cooperate with the Investor to minimize the impact on the OT Project and it will pay the Investor a just compensation on a non-discriminatory basis determined on the basis of the laws and regulations of Mongolia, international laws and principles, and international treaties to which Mongolia is a party.

5.3.	All matters relating to the reclamation of land used for mining purposes shall be the full responsibility of the Investor in accordance with the Minerals Law, Law on Land and the Land Use Agreement, the EIA Reports and the special provisions under this Agreement.
5.4.	As the Oyu Tolgoi Deposit is classified as a mineral deposit of strategic importance, Land Use Agreements shall have a term of 30 (thirty) years, and may be extended for periods of 20 (twenty) years each time, in accordance with Article 44.5 of the Law on Land and Government Resolution Number 302 of 2009 made under the authority of the Law on Land.
5.5.	If a Land Use Agreement expires or terminates, the Investor shall remain the owner of all plant, buildings, improvements and other construction and immovable property located on the land and shall remove all machinery, equipment and other moveable property except those permitted by the State administrative authority in charge of specialized inspection or local administrative authority.
5.6.	Land use fees shall be determined in accordance with the Law on Land, Law on Land Fees and Subsoil Law and be payable by the Investor, which shall be treated as a deductible expense from the taxable income of the Investor.
6.	Chapter Six: Environment
6.1.	The Investor shall comply with the international treaties in relation to environmental protection matters to which Mongolia is a party and Articles 35 and 37 of the Minerals Law and shall obtain detailed environmental impact assessment reports (the “EIA Reports”) in accordance with the Law on Environmental Impact Assessment prepared by a competent, independent, professional firm.
6.2.	The Investor has the right to review and comment on the EIA Report prior to the EIA Report being submitted to the State central administrative authority in charge of environment.
6.3.	The Investor shall obtain in accordance with the relevant regulations the Permits and licenses for the OT Project established by the environmental laws and regulations and the Government shall provide support requested by the Investor in this respect and shall resolve the Investor’s applications to obtain such Permits in accordance with relevant laws and regulations of Mongolia.
6.4.	The Investor shall meet all costs for each year of implementing an environmental protection plan (“EPP”) and environmental monitoring and analysis program, in connection with implementation of the OT Project and shall provide to the State central administrative authority in charge of environment a report, prepared by a certified, independent, professional firm, on addressing the Investor’s implementation of the measures specified in the EPP every 3 (three) years.
6.5.	The Investor shall make the EPP and independent reports available to the public, provide local communities with sufficient relevant information and regularly consult with local communities on the impact of its operations on the local environment.

6.6.	The Investor shall deposit funds equivalent to 50% (fifty percent) of its environmental protection cost for the particular year, prior to start of that year into a bank account established by the State central administrative authority in charge of environment.
6.7.	Each deposit shall be refunded annually to the Investor upon full implementation of each EPP for that year in all material respects.
6.8.	If the Investor fails to fully implement in all material respects the measures specified in an EPP for that year, the deposit specified in Clause 6.6 shall be used for that implementation. If the deposit is insufficient, experts shall be appointed in accordance with Clause 6.12 to determine the additional actions and funds required by the Investor, which determination shall be binding on the Parties.
6.9.	The Investor shall submit annually a report detailing its comprehensive environmental monitoring and analysis program associated with Core Operations to the State central administrative authority in charge of environment.
6.10.	If any material adverse impact on air, water, soil, animals, plants and subsoil is found by the environmental monitoring and analysis program, the Investor shall take necessary measures to eliminate such material adverse impact at the Investor’s expense.
6.11.	The Investor shall pay compensation for unanticipated and irreversible ecological damage directly caused by the operations of the OT Project based on the ecological and economic value for the permanently damaged natural resources, to the extent prescribed by the Law on the Environmental Protection and other relevant laws and regulations.
6.12.	Compensation referred to in Clause 6.11 shall be determined by an independent group of environmental experts appointed by the State central administrative authority in charge of environment, taking into consideration the views of the Investor, and the Investor shall cooperate with the experts in such determination.
6.13.	The Investor is granted the right to access and use its self-discovered water resources (including the water resources the subject of the Water Approval) for purposes connected with the OT Project during the life of the OT Project, including to construct, commission, operate and rehabilitate the OT Project. The Parties agree in respect of these matters as follows:
6.13.1.	In respect of the Investor’s self-discovered water resources at the date of this Agreement, the approved volume of such water resources (as specified in the Water Approval) is only sufficient to meet the OT Project’s water requirements, and the rights to use such self-discovered water resources shall not be granted to other economic entities.
6.13.2.	In respect of self-discovered water resources discovered or approved after the date of this Agreement, and where these water resources fully satisfy and exceed the requirements of the OT Project, the State administrative authority in charge of water matters may provide the portion of such excess water resources for use of other economic entities on terms to be agreed with the Investor and the Investor shall be compensated for its exploration costs in proportion to the volume of water made available to the other economic entities.

6.13.3.	The Investor shall make its self-discovered water resources available to be used for household purposes, herder families and agricultural activities of the local soum communities.
6.14.	The Investor shall pay fees to the budget for surface and underground water removed and consumed for the purpose of mine development and mining of minerals at the rate specified in the Law on Fees for Use of Water and Mineral Water effective at that time and these fees shall be treated as a deductible expense from the taxable income of the Investor, however such fees, and the terms upon which the Investor may use such water, shall be no less favourable than those applicable from time to time to other domestic and international users, and shall take into account whether the water is suitable for industrial or household use.
6.15.	The Investor shall support the Government in the establishment of safe drinking water for the local soum center directly impacted by the OT Project as identified in the EIA Report.
6.16.	Recognising that the quality of self discovered water may vary considerably, the Investor shall support the Government to upgrade or treat these water resources for household purposes and agricultural activities of the local soum communities, or provide infrastructure for water transportation for local household use only.
6.17.	The Government shall ensure that a contract on water utilization is awarded upon request of the Investor (including in relation to the water resources the subject of the Water Approval) in accordance with the Water Law, the Law on Fees for Use of Water and Mineral Water and other laws and regulations. As the Oyu Tolgoi Deposit is classified as a mineral deposit of strategic importance, the contract with the Investor on water utilization shall have a term of 30 (thirty) years in accordance with the Water Law, and may be extended for periods of 20 (twenty) years each time in accordance with the Water Law.
6.18.	Without affecting Clauses 6.13 and 6.17, the Government shall grant to the Investor within 30 (thirty) days after its request, all necessary contracts on water utilization and other water Permits to ensure that there is sufficient water available at all times for the OT Project.
6.19.	The Investor shall have the following obligations in regard to water utilization:
6.19.1.	abide in all material respects with the conditions and requirements set forth in Article 24 of the Water Law, the contract on water utilization and the EIA Reports and compliance with such conditions and requirements will be audited once every 5 (five) years, within 3 (three) months after the end of the relevant year, by an independent, competent, professional firm, and the audit outcome shall be provided to the State central administrative authority in charge of environment with a copy to the Investor; and
6.19.2.	not reduce from the current level the quality and quantity of the existing potable and livestock water supplies used by existing users at the date of this Agreement within the water resources area defined in the EIA Reports.

6.20.	The Investor will apply modern technology and procedures to minimize the volume of water used by the OT Project, maximize the efficiency of water usage, and recycle used water where reasonably practicable to do so having regard to technology and procedures used in similar operations.
6.21.	The Investor shall rehabilitate the environment damaged by Core Operations in accordance with Mongolian and international standards and codes in effect when the mine is closed in whole or in part.
7.	Chapter Seven: Infrastructure
7.1.	The Government and the Investor will work together in good faith and in an open and cooperative manner to determine the most optimal and reliable solutions for power supply in order to meet the requirements of the OT Project and its development schedule, without affecting the rights of the Investor under Clause 7.2.
7.2.	The Investor and/or its Affiliates have the following rights:
7.2.1.	taking into consideration Clause 7.3, to secure all the power requirements for the OT Project from inside or outside Mongolia by the construction of any transmission infrastructure required for this purpose (including the construction of a 220kV transmission line from the Oyu Tolgoi Deposit site to the China-Mongolia border during the Construction Period);
7.2.2.	to install and operate (or procure installation and operation by an Affiliate, Contractor and/or Subcontractor) power generation facilities within Mongolia at a site most appropriate for the short and long-term power requirements of the OT Project; and
7.2.3.	to determine the source of coal to be used for such power generation.
7.3.	The Investor shall, within 4 (four) years of Commencement of Production, secure its total power requirements for the OT Project from one or more of the following sources within Mongolia to be selected by the Investor:
7.3.1.	coal-fired power plant developed or funded by the Investor;

7.3.2.	coal-fired power plant developed or funded by a third party; or

7.3.3.	the Mongolian electricity grid.
7.4.	Where the Government supplies power to the Investor, the supply shall be on commercial and non-discriminatory terms, and will provide stable, reliable and uninterrupted power and in a quantity sufficient for the OT Project.
7.5.	The Investor has the right to use or develop supplemental power from renewable energy sources such as wind, solar, geothermal and the like.
7.6.	The Investor shall obtain all the necessary Permits required for energy generation, transmission and distribution, and construction of power facilities as set out in the Energy Law and other related laws and regulations.

7.7.	The Government shall grant to the Investor the Permits required for its power supply as described in Clauses 7.2 and 7.3 as efficiently as possible and the respective Permits shall be granted for the maximum term permitted under the Energy Law and other related laws and regulations, with the right of extension for the maximum period permitted under such laws and regulations during the term of this Agreement.
7.8.	Fees and charges for the use of land required for energy infrastructure shall be regulated in accordance with the Energy Law and other related laws and regulations, and the fees and charges so paid shall be treated as a deductible expense from the taxable income of the Investor.
7.9.	Fees and charges payable by the Investor in relation to power generation, and transmission and distribution infrastructure will not be Stabilized and shall be regulated by the Energy Law and other related laws and regulations based on principles of non-discrimination. Fees and charges paid by the Investor in relation to its operations for power, transportation and other infrastructure shall be treated as a deductible expense from the taxable income of the Investor.
7.10.	Where the Government supplies power to the Investor, all prices, tariffs, fees and charges payable by the Investor shall be set on a non-discriminatory basis.
7.11.	When constructing state roads and local roads, pipelines and other transportation facilities, the Investor shall comply with the laws and regulations of Mongolia and use its best endeavours to tie in with the integrated road and transportation network and development strategies.
7.12.	All roads, pipelines and other transportation infrastructure funded or constructed by the Investor, its Affiliates, Contractors and/or Subcontractors in connection with implementation of the OT Project shall be required to be constructed to a standard necessary to meet the specific requirements of the OT Project only.
7.13.	The Investor may provide the public, Government and third parties with access to certain Investor Infrastructure/Services (“Public Use Infrastructure/Services”), provided the access does not interfere with the operation of the OT Project.
7.14.	Public Use Infrastructure/Services referred to in Clause 7.13 include roads, power, water/heating systems, water drawing facilities, urban planning and township development, schools, hospitals, formal and non-formal training and education, an airport, community centres, and local governance/administration capacity building among others.
7.15.	Without affecting the Investor’s rights under Clause 7.13, the Investor may, by agreement, transfer the ownership and/or governance of Public Use Infrastructure/Services for the local community use, to local authorities, provided the transfer does not restrict or impair the access of the OT Project to infrastructure/services, or interfere with the operation of the OT Project.
7.16.	The Investor may recover costs by way of payments or collection of tolls from those persons or entities using Public Use Infrastructure/Services.

7.17.	Where, under Clause 7.13, individuals from local communities are entitled to access Public Use Infrastructure/Services, those individuals will not be required to enter into a “user agreement” with the Investor in relation to such access. All other users shall first enter into a user agreement with the Investor.
7.18.	Upon the Investor’s request, the Government shall grant Permits related to the OT Project transportation infrastructure in accordance with the law and fees and charges paid by the Investor in relation to transportation shall be treated as a deductible expense from the taxable income of the Investor.
7.19.	The Investor, its Affiliates, or their respective Contractors and/or Subcontractors, may construct a road between the OT Project and Gashuun Sukhait border crossing pursuant to the terms of an agreement with the State central administrative authority in charge of transport on the following terms:
7.19.1.	The road route is to be agreed with Government and is to be as cost effective and direct as possible between the OT Project and Gashuun Sukhait border crossing.
7.19.2.	The Investor will fund construction of the road and these expenses shall be deducted from the Investor’s annual taxable income.
7.19.3.	The Government will be responsible for the timely maintenance of the road and for charging and collecting road user fees from all users of the road except the Investor, its Affiliates, and their respective Contractors and Subcontractors.
7.19.4.	The Investor, its Affiliates, and their respective Contractors and Subcontractors will, for the term of this Agreement, be exempt from all road user fees.
7.19.5.	As an international road, the Investor has no legal liability for the road, or liability arising out of any use of the road.
7.20.	The State central administrative authority in charge of road matters and the Investor shall enter into a contract under which maintenance of the road is subcontracted to the Investor at the Investor’s cost.
7.21.	The Investor or its Affiliates, or their respective Contractors and Subcontractors may construct, manage and use an aerodrome in connection with implementation of the OT Project based on Permits issued in accordance with law and the Government shall monitor the operation of the airport to ensure that the airport meets flight safety requirements.
7.22.	If the Government intends to construct, or has prior to the date of this Agreement, constructed, owns or has access to, any infrastructure which may be suitable for use by the Investor, its Affiliates, and their respective Contractors and Subcontractors, in connection with the OT Project, the Government shall consult with the Investor regarding such infrastructure, including in relation to its intended location and capacity.
7.23.	Although the Government is not required to provide the Investor with exclusive access to, and use of, any infrastructure described in Clause 7.22, it may elect to do so on reasonable commercial terms.

7.24.	The Government may construct and manage, or permit the construction and management by a third party of, a railway in the vicinity of the OT Project to the China-Mongolia border, and the Government shall make available to the Investor, its Affiliates, and their respective Contractors and Subcontractors, on competitive, commercial and non-discriminatory terms, the use of such railway in connection with the OT Project, or procure such availability from any relevant third party owner or manager.
7.25.	The Government will consult with the Investor on the location and route of the railway, and consider its proposals in this respect.
8.	Chapter Eight: Labor relations, employment and training
8.1.	The Investor and its Affiliates shall comply with the provisions of relevant labor, employment and social security laws and regulations of Mongolia. In implementing its remuneration policies, the Investor will ensure fair wages and equal remuneration for work of equal value.
8.2.	During the term of this Agreement, the Investor and its Affiliates and the Government will cooperate together to ensure that there is a suitably qualified OT Project Workforce available to meet the timeframe of the OT Project.
8.3.	A citizen of Mongolia, foreign nationals, and people without citizenship, employed by the Investor under a contract must be covered by social insurance as required by law.
8.4.	In accordance with Article 43.1 of the Minerals Law, not less than 90% (ninety percent) of the Investor’s employees will be citizens of Mongolia.
8.5.	In accordance with Government Resolution Number 286 dated 16 September 2009 making amendment to the Annexure of Resolution Number 59 of 2009 on establishing the quota of work force and professionals to be received from abroad in 2009 made under the authority of the Law on Sending Labor Force Abroad and Receiving Labor Force and Specialists from Abroad, the Investor will utilise best efforts to work with entities that contract with the Investor to provide labor to the OT Project to ensure that:
8.5.1.	for construction work during the Construction Period and Expansion Periods, not less than 60% (sixty percent) of the entities’ employees will be citizens of Mongolia; and
8.5.2.	for mining and mining-related work, not less than 75% (seventy five percent) of the entities’ employees will be citizens of Mongolia.
8.6.	If the Investor provides employment and income earning works and services to a number of foreign nationals within the specified percentage set forth in Clause 8.4, it shall pay a monthly workplace charge of twice the minimum monthly wage established by the Government for each foreign national to the Employment Promotion Fund.
8.7.	If the Investor employs more foreign nationals than the specified percentage set forth in Clause 8.4, the Investor shall pay a monthly fee of 10 (ten) times the minimum monthly salary for each foreign national in excess of the specified percentage.

8.8.	After the payment referred to in Clause 8.7 has been submitted to the budget of the relevant soum or district under Article 43.3 of the Minerals Law a portion of this fee shall be allocated to be spent on the OT Training Strategy and Plan specified in Clause 8.13 to train citizens of Mongolia to upgrade their skills or learn new skills in accordance with the rules established by the Citizens Representatives Hural of the relevant soum or district.
8.9.	Breaches of the labor quotas set out in Clauses 8.4 and 8.5 shall not constitute a breach of this Agreement and Clause 10.7 shall not apply.
8.10.	The Government shall provide support requested by the Investor to facilitate and expedite the granting of all Permits necessary for the engagement of such foreign nationals of the OT Project Workforce.
8.11.	The Investor will use its best endeavours to maximize the participation on a competitive basis of qualified citizens of Mongolia as engineers for the OT Project and within 5 (five) years of the Commencement of Production the Investor must use its best endeavours to ensure that no fewer than 50% (fifty percent) of its employed engineers, and within 10 (ten) years of the Commencement of Production that no fewer than 70% (seventy percent) of its employed engineers, shall be citizens of Mongolia.
8.12.	Within 90 (ninety) days after the Effective Date, the Investor will submit to the Government for public release a detailed and comprehensive 5 (five) year Mongolian nationals training strategy and plan for the OT Project (“OT Training Strategy and Plan”).
8.13.	The OT Training Strategy and Plan will focus on training skilled workers for the OT Project and training them for professions, and improving their vocational and professional skills, relevant to the OT Project and mining in Mongolia generally and specifically in the Southern Gobi region.
8.14.	The Investor shall, in accordance with its annual training plan:
8.14.1.	organize training of its employees at its Core Operations to upgrade employees’ skills and provide further practical experience;
8.14.2.	train employees in line with the Investor’s short and mid-term human resource plans; and
8.14.3.	upgrade selected employees’ qualifications by enrolling them in studies inside or outside Mongolia on a contractual basis to further upgrade their professional qualifications.
8.15.	The Investor shall establish a graduate scholarship program for assisting in the education of Mongolian nationals in mining related disciplines, with an emphasis on engineering related disciplines, within which scholarships over a 6 (six) year period from the Effective Date will be granted to 120 (one hundred and twenty) students studying at Mongolian universities and to 30 (thirty) Mongolian students studying at international universities. The scholarship program will cover tuition fees and living expenses. The Investor shall provide the students holding scholarships with an opportunity to participate in work experience and training at the OT Project or at a suitable international mining operation.

8.16.	The Investor shall establish and maintain health and safety systems and procedures at the OT Project to ensure a safe workplace which complies with the Law on Labor Safety and Health and all applicable health and safety laws and regulations in Mongolia while complying with all requirements under the Labor Law, including in respect of collective bargaining.
8.17.	To enable all employees on the OT Project to be trained to international standards, the Government shall render all support for the adoption, within 6 (six) months of the Effective Date, of an international mining education and training curricula at selected domestic universities and vocational training institutions.
9.	Chapter Nine: Rights and Obligations of the Investor
9.1.	The Investor shall fulfil all obligations under this Agreement, and abide by the laws and regulations of Mongolia.
9.2.	Articles 8, 9 and 10 of the Foreign Investment Law as in force at the date of this Agreement shall apply to Foreign Investments made in Mongolia by the Investor or its Affiliates for or in connection with the OT Project.
9.3.	The Investor has the right to conduct its operation based on self-defined management and marketing principles.
9.4.	The Investor shall be entitled to maintain bank accounts in a commercial bank of Mongolia and elsewhere, and the Investor may make international transactions freely and without any obstructions in its chosen currency. Without affecting the Investor’s rights under Clause 9.10.5, payments for goods and services inside Mongolia must be made in Mongolian currency in accordance with Mongolian laws and regulations, unless the Investor is authorised to make such payments in foreign currency as a result of an authorisation issued by the Bank of Mongolia in accordance with Article 4.1 of the Law of Mongolia on Conducting Settlements in National Currency.
9.5.	The Investor has invested a significant amount of capital in exploring and developing the OT Project, through the financial capability of Ivanhoe Mines Ltd and Rio Tinto, pursuant to the Existing Shareholder Loans. The Investor plans to make an additional investment in the OT Project, the estimated amount of which, as provided in the Feasibility Study referred to in Clause 3.6, will be approximately USD4 Billion. The estimated initial capital will be invested over a period of 5 (five) years, and a schedule for this planned expenditure is contained in the Feasibility Study.
9.6.	The development of the OT Project may occur in stages as determined by the Investor as reflected in the Feasibility Study, taking into account market conditions and financing issues (including availability and terms of finance for the OT Project). If the Investor materially changes its proposed sequence for the development of the OT Project, the Investor shall inform the State administrative authority in charge of geology and mining in writing of such change.

9.7.	The Investor shall submit an investment report, audited by an internationally recognized and not conflicted (under professional rules) accounting and auditing firm, in respect of each Calendar Year to the State administrative authority in charge of geology and mining within the first Calendar Quarter of the following Calendar Year, using the approved format.
9.8.	The Investor has the right to make investments in all forms of movable and immovable property, such as cash, machinery, equipment, raw materials, goods and intellectual and industrial property rights.
9.9.	The Investor shall provide reasonable assistance to regional development, assistance to local regions and creation of new business and employment opportunities.
9.10.	The Investor has the following rights:
9.10.1.	to provide in freely convertible foreign currencies all funds needed to conduct Core Operations and to convert such currencies to Mongolian togrogs as it deems necessary;
9.10.2.	to hold and freely dispose of any funds outside of Mongolia;
9.10.3.	to retain abroad and freely dispose all of its proceeds received outside of Mongolia from the export, sale or exchange of Product;
9.10.4.	to freely repatriate abroad without any barriers and to and freely dispose of, all proceeds (including by way of dividend or other form of distribution) received within Mongolia from the sale, exchange or export of Product, and any other payments (including loan principal and interest) to be made abroad;
9.10.5.	to freely pay its Contractors, Subcontractors and citizens of Mongolia operating outside Mongolia in foreign currencies; and
9.10.6.	to maintain, if it wishes (but with no obligation to do so), an account or accounts in a bank in Mongolia chosen by the Investor for foreign currency.
9.11.	In order to assist the Bank of Mongolia in its responsibilities to manage foreign currency risks, and in the spirit of good faith, the Investor will use its best endeavours to provide the Bank of Mongolia, at the beginning of each Calendar Quarter, an estimate of the amount of proceeds it intends to repatriate abroad over that Calendar Quarter, provided that nothing herein affects the Investor’s rights under Clause 9.10.
10.	Chapter Ten: Rights and Obligations of the Government and Cabinet Member Responsible for mineral resources
10.1.	The Government shall secure the Investor’s operating environment in regard to Taxes and the Stabilization of Taxes throughout the term of this Agreement.
10.2.	After signing this Agreement, the Member of Cabinet responsible for Mineral Resources shall deliver a statement concerning the duration and terms of this Agreement to the relevant institutions.

10.3.	The Government shall not unlawfully confiscate any of the Investor’s, its Affiliates’, or their respective Contractors’ or Subcontractors’, movable and immovable property, and related property rights and intellectual property rights.
10.4.	The State administrative authority in charge of geology and mining, or the entity which grants any Permits, shall not unlawfully terminate or revoke any Permits held by the Investor under this Agreement or under any other laws or pursuant to any regulations of Mongolia.
10.5.	In accordance with Article 56 of the Minerals Law, the State administrative authority in charge of geology and mining shall revoke an exploration license and a Mining License on the following grounds only:
10.5.1.	a mineral exploration or mining license is not held by a legal person, taxpayer in Mongolia, duly formed and operating under the laws of Mongolia;
10.5.2.	the Mining License holder fails to fully pay the annual license fee as prescribed by Clause 3.14;
10.5.3.	for a Mining License which is an exploration license, the Mining License holder fails to expend the amounts per hectare of the license area on reconnaissance and exploration work as prescribed by the Minerals Law;
10.5.4.	where an exploration area or a mining area has been designated as a reserved area and a special purpose territory (as defined in the Minerals Law) and the license holder has been fully compensated; or
10.5.5.	where the State central administrative authority in charge of the environment has concluded, based on a report of the local administrative bodies that the license holder had failed to fulfil its environmental reclamation duties.
The Government shall not establish or register a reserved area or special purpose territory over any areas covered by an exploration license, Mining License or other land required for Core Operations, and shall not exercise a right of revocation under Clause 10.5.4.
10.6.	The Government shall use best endeavors to ensure that the Gashuun Sukhait checkpoint becomes an international border crossing, which remains open and operates on a continuous and permanent basis.
10.7.	In the event the Investor fails to fulfil any material and significant obligations under this Agreement for a period of 6 (six) months, which obligation is not excused by an event of Force Majeure, or commits a deliberate and material violation of the laws and regulations of Mongolia, the Cabinet Member responsible for Mineral Resources may notify (“Notice”) the Investor in writing stating the failure and requesting it to be corrected. The Government has the right to terminate this Agreement if the Investor fails to take reasonable action toward the fulfilment of its obligations described in the Notice within 60 (sixty) Working Days from the date the Notice is issued. The Investor is entitled to dispute any such Notice in accordance with Clause 14.

10.8.	The Government will co-operate with the Investor in its implementation of this Agreement and the construction and operation of the OT Project and will take such action as may be desirable to achieve the mutual objectives of this Agreement.
10.9.	Where an approval or consent or concurrence of a Ministry or the Government is required, and where an application is made by the Investor to the Government under or in connection with the implementation of this Agreement such approval or consent will not be unreasonably withheld or delayed.
10.10.	If a Proscribed Change of Control Event occurs without the consent of the Government, then:
10.10.1.	in the case where a member of the Rio Tinto Group is managing the OT Project at the time the Proscribed Change of Control Event occurs, the Stabilized portions of this Agreement shall be subject to renegotiation with the Government, and the Government will give favourable consideration to maintaining the rights of the Investor; and
10.10.2.	in the case where a party other than a member of the Rio Tinto Group is managing the OT Project at the time the Proscribed Change of Control Event occurs, this Agreement will terminate.
10.11.	In Clause 10.10, the following terms have the following meanings:
10.11.1.	“Proscribed Change of Control Event” means where a Proscribed Person acquires directly or indirectly Control of Ivanhoe Mines Ltd and/or the Investor.
10.11.2.	“Proscribed Person” means any Person Controlled directly or indirectly by a Foreign Government Authority as well as any Person whose strategic, policy and business decision-making functions are, by virtue of a material creditor/debtor relationship between a Foreign Government Authority and such Person, considered to be effectively directed by a Foreign Governmental Authority, provided that no member of the Rio Tinto Group can be a Proscribed Person.
10.11.3.	“Foreign Government Authority” means the government of any country other than Mongolia, and any branch, division, political subdivision, instrumentality, authority, agency, or other entity vested with government authority thereof.
10.11.4.	“Person” means any limited or unlimited liability corporation, limited or unlimited liability partnership, unincorporated association, unincorporated syndicate, unincorporated organization, body corporate, joint venture, enterprise or trust.
11.	Chapter Eleven: Protection of Foreign Investment
11.1.	All Foreign Investment made by the Investor and its Affiliates within the territory of Mongolia shall enjoy the legal protection guaranteed by the Constitution, Foreign Investment Law, other laws and regulations and the international treaties to which Mongolia is a party.

11.2.	The Investor’s and its Affiliates’ capital, property and assets shall not be expropriated except for public purposes or interest, and only in accordance with due process of law on a non-discriminatory basis, and with the condition of full compensation by the Government according to the Foreign Investment Law, the Law on Land, the Minerals Law and any international treaties to which Mongolia is a party.

11.3.	Unless otherwise provided in international treaties to which Mongolia is a party, the amount of compensation for the property expropriated shall be determined on the basis of the value of the property expropriated to be determined immediately prior to the expropriation, or notice of the expropriation becoming public, and shall be promptly paid in full.

11.4.	The Investor and its Affiliates shall be entitled to conditions no less favorable than the conditions granted to domestic Mongolian investors regarding the right to own, utilize and spend its investment.
12.	Chapter Twelve: Termination of this Agreement
12.1.	This Agreement shall be terminated only in the following circumstances:
12.1.1.	after the expiry of the initial term specified in Clause 1.1, if the Investor has not extended the term in accordance with Clause 15.11;
12.1.2.	if this Agreement is assigned by the Investor to other entities or persons without the Government’s consent, and the Government gives a notice of termination to the Investor;
12.1.3.	if both Parties consent to the termination of this Agreement, upon request by the Investor;
12.1.4.	if the activities of the Investor are permanently halted by competent authority on the grounds of its bankruptcy, and its activities are not resumed within 120 (one hundred and twenty) Working Days from the date the Cabinet Member responsible for Mineral Resources gave written notice to the Investor to resume its activities;
12.1.5.	if the Investor fails to supply a third party operated copper smelter as required by Clause 3.21;
12.1.6.	if the Government terminates this Agreement on a unilateral basis in accordance with Clause 10.7;
12.1.7.	if shares in the Investor are transferred other than as permitted by, and in material breach of, clause 15 of the Shareholders’ Agreement, and the breach is not remedied within 3 (three) months of a written notice from the Government to the Investor to remedy such breach; or
12.1.8.	if the Investor fails to issue shares in accordance with clause 3 of the Shareholders’ Agreement on or before the Completion Date.

12.2.	The expiry or earlier termination of this Agreement does not affect the Investor’s rights and obligations under mining license 6709A, any other Mining Licenses, unless the Mining Licences are revoked in accordance with Article 56 of the Minerals Law and Clause 10.5, any other Permits granted by the Government to the Investor and any other agreements between the Investor and the Government.
13.	Chapter Thirteen: Force Majeure
13.1.	A Force Majeure event means an event defined as “Force Majeure” in Chapter 16 (Sixteen).

13.2.	A Party to this Agreement shall not be liable for the consequences of any failure by it to perform or default by it in performing any or all of its obligations under this Agreement, if that failure or default is caused by Force Majeure. Where there has been any such failure or default, the failure or default shall not be considered non-compliance with any obligation under this Agreement, and all the obligations and times which because of such failure or default could not be fulfilled shall be deemed to have been suspended while the Force Majeure continues.

13.3.	The Party whose ability to perform its obligations is affected by Force Majeure shall notify as soon as practicable the other Party thereof in writing stating the cause, and the Parties shall do all reasonable acts and things, and the Parties shall cooperate to mutually agree to remove such cause.

13.4.	If a Party is prevented or delayed by Force Majeure from performing its obligations under this Agreement in whole or in part, an amount of time reasonably required to overcome the effect of the event of Force Majeure and a reasonable period to prepare for the resumption or initiation of the actions so prevented or delayed shall be added to any time provided for or otherwise allowed therefore under this Agreement and to the term of this Agreement.

14.	Chapter Fourteen: Dispute Resolution

14.1.	Any disputes between the Parties arising out of or in connection with this Agreement shall be settled by the Parties first attempting in good faith to negotiate a resolution and if a negotiated resolution to the dispute is not agreed to within 60 (sixty) Working Days of the date of a Party’s request in writing for such negotiation, or such other time period as may be agreed, then the dispute shall be settled in accordance with Clause 14.2. No notice under Clause 10.7 shall be issued if the Parties are in dispute over the subject matter of this Agreement.

14.2.	If a dispute is not settled by negotiation in accordance with Clause 14.1, it shall be resolved by binding arbitration in accordance with the procedures under the Arbitration Rules of the United Nations Commission on International Trade Law (the “UNCITRAL Rules”) as in force at the time of the dispute. Accordingly, the following shall apply:
14.2.1.	the number of arbitrators shall be 3 (three);

14.2.2.	the 3 (three) arbitrators shall be appointed in accordance with rules 7 and 8 of the UNCITRAL Rules;

14.2.3.	the language of the arbitration shall be English;

14.2.4.	the arbitrators shall apply the laws and regulations of Mongolia to the interpretation of the Investment Agreement;

14.2.5.	the place of arbitration shall be in London, United Kingdom; and

14.2.6.	the arbitral proceedings shall be administered under the UNCITRAL Rules by the London Court of International Arbitration.
14.3.	The arbitral award shall be final and binding on the Parties. Judgment on the award may be entered by any court having competent jurisdiction, provided that an arbitral award shall first be presented in an appropriate court of Mongolia for execution and enforcement. If such execution and enforcement has not occurred within 30 (thirty) days of presentation, the award may be presented in any other court having competent jurisdiction. The Parties hereby commit to fulfil the execution and enforcement of the arbitral award and shall not raise any defence to its execution and enforcement.

14.4.	The provisions of this Clause 14 shall continue to apply to any dispute that arises during the term of this Agreement or any dispute that occurs after the expiry or earlier termination of this Agreement in regard to activities arising out of or in connection with this Agreement.

15.	Chapter Fifteen: Miscellaneous

15.1.	The Investor shall be entitled to assign its rights and obligations under this Agreement with the consent of the Government.

15.2.	An assignment will not expand or alter the rights and obligations of either Party under this Agreement.

15.3.	This Agreement shall not limit the rights of the Investor to conclude other agreements with relevant Government agencies concerning the operations of the OT Project.

15.4.	The Investor has the right to conduct the operations of mining and processing minerals that shall be a part of Core Operations that the Investor identifies through mineral exploration of mining licenses 6708A and 6710A, and Mining Licenses described in Clause 15.5.

15.5.	The Investor has the right to request, by notice in writing to the State administrative authority in charge of geology and mining, that upon the completion of the requirements referred to in Clause 15.6, mining license(s) held or controlled, directly or indirectly, by the Investor, and containing minerals which form part of a regional mineralising system with the Oyu Tolgoi Deposit, be incorporated into this Agreement, and the Government shall resolve the Investor’s request by executing an amendment to this Agreement to include such mining licence(s) as ‘Mining Licences’ defined in Chapter 16 (Sixteen).

15.6.	For mining licences 6708A and 6710A the Investor shall deliver a statement of reserves, and submit a feasibility study, within 3 (three) years after the Effective Date, and for mining licences referred to in Clause 15.5 the Investor shall also be required to deliver a statement of reserves for registration in the national registry of reserves and submit a feasibility study to the State administrative authority in charge of geology and mining for its consideration in accordance with existing laws and regulations. Registration of reserves shall not be unreasonably withheld or delayed, and shall be registered by the State administrative authority in charge of geology and mining within 150 (one hundred and fifty) days from the date of delivery by the Investor of a Statement of Reserves and the Feasibility Study and consideration of the Feasibility Study will be concluded within 150 (one hundred and fifty) days from the date of submission.

15.7.	Except as provided by Clause 15.26, this Agreement shall be effective from the date when all of the following conditions are satisfied (“Effective Date”):
15.7.1.	this Agreement and the Shareholders’ Agreement are duly signed by all relevant parties;
15.7.2.	the revised Charter of the Investor, in a form satisfactory to the parties to the Shareholders’ Agreement, is registered by the State administrative authorities in charge of State registration and foreign investment and foreign trade;
15.7.3.	the Feasibility Study for the OT Project described in Clause 1.11 has been considered in accordance with the laws and regulations of Mongolia and such consideration has been concluded within 150 (one hundred and fifty) days of submission of the Feasibility Study;
15.7.4.	the relevant taxation authorities have confirmed the losses and capitalized expenses of the Investor for depreciation purposes available for future deduction as at the Effective Date and any outstanding Tax liabilities or credits at that date;
15.7.5.	the quantum of the Existing Shareholder Loans has been agreed between the Parties or, failing agreement, determined in accordance with an audit by an internationally recognised, non-conflicted audit firm agreed upon by the Parties, the expenses for which shall be paid by the Investor, and the quantum determined by the audit shall be binding on the Parties;
15.7.6.	the restructuring arrangements to separate the Investor’s assets unrelated to the OT Project as outlined in clause 19 of the Shareholders’ Agreement have been completed;

15.7.7.	the Parties have established a committee known as the “Standing Working Committee” to operate during the Construction Period comprised of an equal number of representatives from the Investor and the Government that is empowered by the Government to:
15.7.7.1	co-ordinate, progress and streamline the process for the application and grant to the Investor of the Permits;

15.7.7.2	expedite customs clearance on the Mongolian side of the Gashuun Sukhait border for the import by or on behalf of the Investor, its Contractors and Subcontractors of goods for Core Operations; and

15.7.7.3	facilitate all Government administrative action required for the timely construction, development and operation of the OT Project;
15.7.8.	the rights held by Ivanhoe Mines Ltd at the date of this Agreement in respect of exploration licenses 3148X and 3150X held by Entrée Gold LLC, are transferred to the Investor, whether by way of contractual entitlement or transfer of the relevant titles (after which such transfer the Government shall have an interest of 34% (thirty four percent) of such rights), and those exploration licenses are converted to mining licenses by the Government before their expiry;
15.7.9.	Ivanhoe Mines Ltd has restructured the ownership of the Investor in a country subject to a double-tax treaty with Mongolia to its satisfaction, and the Government shall facilitate in obtaining all necessary licenses, permits and approvals for such restructuring; and
15.7.10.	Rio Tinto subscribes for and purchases from Ivanhoe Mines Ltd sufficient shares to take its ownership interest in Ivanhoe Mines Ltd to at least 19% (nineteen percent).
15.8.	The Parties will do all things reasonably necessary to make this Agreement effective within 6 (six) months after signing the Agreement.

15.9.	Except as provided by Clause 15.26, this Agreement will be of no force or effect if the conditions precedent are not satisfied within 6 (six) months after the date of signing this Agreement, unless the Investor notifies the Government in writing that the relevant condition(s) precedent are not required to be satisfied.

15.10.	Without affecting the provisions of Clause 15.7, Clause 15.8 and Clause 15.9, if a change occurs to any laws and regulations of Mongolia between the date of this Agreement and the Effective Date which change is, in the opinion of the Investor, detrimental in any way to the Investor or the OT Project, then the Investor may give notice to the Government that the Effective Date shall not occur and this Agreement shall not be effective.

15.11.	This Agreement shall be extended for a term of 20 (twenty) years (“Renewal Term”) by the Investor giving notice (“Renewal Notice”) to the Government no less than 12 months prior to the expiry of the initial 30 (thirty) year term of this Agreement, provided that the following conditions are satisfied:
15.11.1.	the Investor demonstrates that the OT Project has been operated in accordance with industry best practice in terms of national and community benefits, environment and health and safety practices;
15.11.2.	the Investor has made expenditures of Capital Costs of at least USD9 billion (in nominal USD) in the OT Project prior to the Renewal Notice;
15.11.3.	the Investor has complied in all material respects with its obligation to pay Taxes; and
15.11.4.	the Investor has complied in all material respects with its obligations under Clauses 3.10.2, 3.23, 7.3 and, if applicable, 6.11.
15.12.	The Government shall grant renewal of this Agreement for the Renewal Term if the Renewal Notice is made in accordance with Clause 15.11. If a dispute arises in connection with the renewal of this Agreement, the Parties shall attempt to resolve the dispute in good faith through negotiation within a period of 12 (twelve) months and, failing resolution within this period, the dispute shall be referred to arbitration in accordance with Clause 14.2. During any period of negotiation or arbitration, the Investor shall continue to carry out Core Operations and this Agreement shall continue to apply.

15.13.	The attached Annexure to this Agreement forms an integral part of this Agreement.

15.14.	This Agreement shall be governed by and interpreted in accordance with the laws and regulations of Mongolia and international treaties to which Mongolia is a party.

15.15.	This Agreement supersedes all previous agreements and understandings between the Government and the Investor in relation to matters regulated by this Agreement.

15.16.	This Agreement is an investment agreement made for the purposes of implementing Article 29 of the Minerals Law and Resolution Number 57 of the State Great Khural dated 16 July 2009.

15.17.	The Government agrees that any change to the laws and regulations of Mongolia (including the passing of any new laws and regulations), or any other requirements that would, but for Clause 2.24.2, be required to be complied with in connection with this Agreement or the conduct of the OT Project, that take effect after the date of this Agreement, and which discriminates against the Investor (taking into account the principles of non-discrimination in Clause 2.3), shall not apply in relation to this Agreement or otherwise in connection with the conduct of the OT Project.

15.18.	The Investor has requested, in accordance with Article 30.1 of the Minerals Law, that the Government and the Investor conclude an investment agreement pursuant to Article 29 of the Minerals Law.

15.19.	Expiry or earlier termination of this Agreement does not affect the monetary rights and obligations of the Parties which have accrued prior to the date of such expiry or earlier termination and which remain undischarged at that date, and shall not affect the Investor’s right to continue to hold and use the Mining Licenses and other Permits, or any other agreements between the Investor and the Government.

15.20.	The Investor and its Affiliates are subject to the anti-bribery/corruption laws of the jurisdictions in which the Investor or its Affiliates (as applicable) are organized, including Mongolia, and the Investor and its Affiliates shall conduct their activities in Mongolia in accordance with their obligations under such laws.

15.21.	This Agreement shall be made public.

15.22.	The Investor shall comply with laws, regulations and policies adopted with respect to the ‘Extractive Industries Transparency Initiative’, make appropriate information public and undertake to ensure that its activities are consistent with equivalent international initiatives.

15.23.	If any newly approved legislation damages the rights and legitimate interests of a Party, this Agreement’s terms and conditions shall be valid and be followed by the Parties. On this basis, the Parties agree, in accordance with Article 29.1 of the Minerals Law, that:
15.23.1.	in order to provide a stable tax environment, a reference to a law, regulation, treaty, code or other instrument in this Agreement that is related to Stabilized Taxes means that law, regulation, treaty, code or other instrument of Mongolia in force at the date of this Agreement; and
15.23.2.	in order to provide a stable operating environment, a reference to a specific provision of a law, regulation, treaty, code or other instrument in this Agreement that is not related to Taxes means that provision as in force at the date of this Agreement.
15.24.	If any law or regulation is passed in Mongolia or an international treaty is entered into by Mongolia after the date of this Agreement and that law, regulation or international treaty provides greater benefits to the Investor than are provided under this Agreement or laws in force on the date of this Agreement, then the Investor may notify the Government in writing that it wishes to enjoy the benefit of that law, regulation or international treaty. In such event, and in accordance with Article 29.1 of the Minerals Law:
15.24.1.	without affecting Clause 15.24.2, such law, regulation or international treaty shall apply to the Investor from the date the law, regulation or international treaty comes into effect;
15.24.2.	if such law, regulation or international treaty referred to in Clause 15.24.1 is later amended such that it no longer provides a greater benefit to the Investor, the Investor shall from the date this later amendment comes into effect be returned to the status or position it occupied before it gave notice to the Government in writing under this Clause 15.24.
15.25.	Articles 5.1, 5.2 and 5.3 of the Civil Code apply to this Agreement.

15.26.	Clauses 10.2, 15.7, 15.8, 15.9, 15.10, 15.14, 15.24, 15.25, 15.26, 15.27, 15.28, 15.31, 15.32, 15.33, 15.34 and Chapters 14 (Fourteen) and 16 (Sixteen) take effect from the date of this Agreement.

15.27.	Each Party warrants to each other Party that at the date of this Agreement it has full power and lawful authority to execute and deliver this Agreement and to perform its obligations under this Agreement.

15.28.	The Government warrants that, at the date of this agreement and the Effective Date, this Agreement shall comply with Resolution Number 57 of the State Great Khural dated 16 July 2009.

15.29.	If any provision of this Agreement is found to be unenforceable for whatever reason, that provision will be severed from the Agreement, and the remainder of this Agreement shall remain in force.

15.30.	Upon mutual consent recorded in writing, the Parties may amend or modify this Agreement.

15.31.	The Parties shall co-operate in compiling and delivering all documents necessary to implement this Agreement.

15.32.	Any notice or other communication under this Agreement shall be in writing and shall be deemed to have been duly given when it has been delivered by hand, mail or facsimile, with postage or transmission charges fully prepaid, to the Party to which it is required to be given or made at such Party’s address specified below (or such other address notified in accordance with Clause 15.33):
To the Minister of Finance:
Ministry of Finance of Mongolia
United Nations Street 5/1
Government Building #2A
Chingeltei District, Ulaanbaatar 15160
MONGOLIA
To the Minister of Mineral Resources and Energy:
Ministry of Mineral Resources and Energy
United Nations Street 5/1
Government Building #2C
Chingeltei District, Ulaanbaatar 15160
MONGOLIA
To the Minister of Nature, Environment and Tourism:
Ministry of Nature, Environment and Tourism
United Nations Street 5/2
Government Building #2B
Chingeltei District, Ulaanbaatar 15160
MONGOLIA

To Ivanhoe Mines Mongolia Inc LLC:
Seoul Business Center
1st khoroo Bayanzurkh District
Zaluuchuud Avenue-26
Ulaanbaatar 210349
MONGOLIA
Attention: Managing Director
With copies only to:
To Ivanhoe Mines Ltd:
World Trade Centre
Suite 654
999 Canada Place
Vancouver, BC
CANADA V6C 3E1
Attention: Company Secretary
Fax: +1 604 682 2060
To Rio Tinto International Holdings Limited:
2 Eastbourne Terrace
London W2 6LG
UNITED KINGDOM
Attention: Company Secretary
Fax: +44 20 7781 1800
15.33.	Where a Party’s address changes from the address specified in Clause 15.32, it shall notify the other Parties of its new address in writing as soon as practicable and refusal or inability of a Party to receive an attempted notice delivered in accordance with this Agreement shall not in any way diminish or prejudice any rights of the other Parties.
15.34.	This Agreement will be provided and executed in the Mongolian and English languages, with each Party retaining one copy in each language and the Parties agree that the Mongolian and English versions will be treated equally except that, in the event of any legal dispute in the interpretation between the two-language versions, the English version shall prevail.

16.	Chapter Sixteen: Definitions
For the purposes of this Agreement the following definitions apply.
16.1.	Achievement of Concentrator Capacity means the end of the 3 (three) month period in which 70% (seventy percent) of the nameplate capacity for the Concentrator is achieved on average.

16.2.	Affiliate means, in respect of any legal person, any other legal person that is Controlled by or Controls, or is under common Control with, that legal person, provided that (in addition) any member of the Ivanhoe Group shall be considered an Affiliate of any member of the Rio Tinto Group and vice versa.

16.3.	Agreement means this agreement and includes the Annexure.

16.4.	Calendar Month means 1 (one) of the 12 (twelve) calendar months.

16.5.	Calendar Quarter means a calendar quarter, being either the Calendar Months (i) January, February and March, (ii) April, May and June, (iii) July, August and September, or (iv) October, November, and December.

16.6.	Calendar Year means a year starting on January 1 and ending on December 31 (inclusive).

16.7.	Commencement of Production means the date, being the first day of the month following the month in which regular shipment of Products for sale to customers from the OT Project, following achievement of 70% (seventy percent) of planned concentrator throughput based on design capacity at that stage of construction, for a continuous period of 30 (thirty) days, first occurs, as notified to the Government by the Investor, which may be a point in time earlier than the Achievement of Concentrator Capacity.

16.8.	Completion Date has the meaning given to it in the Shareholders’ Agreement.

16.9.	Concentrator means the concentrator described in the Feasibility Study referred to in Clause 3.6, which shall be expanded in stages over the life of the OT Project to achieve a capacity of approximately 58 million tonnes per year.

16.10.	Construction Period shall be the period commencing on the Effective Date and ending on the earlier of:
16.10.1.	7 (seven) years after the Effective Date; and

16.10.2.	the Achievement of Concentrator Capacity.
16.11.	Contract Area means:
16.11.1.	the area shown on and described in the Annexure, being the area of mining licenses 6709A, 6708A and 6710A; and

16.11.2.	all such other additional areas of Mining Licenses and other tenure incorporated under Clause 15.5.
16.12.	Contractor means any company or individual which has concluded a contract with the Investor (or its Affiliates) to carry out any activities, to make any supplies, or provide any services, in relation to the Core Operations.

16.13.	Control means, with respect to a legal person, the right to, directly or indirectly, exercise a majority of the votes which may be cast at a general meeting of the shareholders of the legal person or the right to elect or appoint, directly or indirectly, a majority of the directors of the legal person.

16.14.	Core Operations is defined in Clause 1.5.

16.15.	Council is defined in Clause 4.1.

16.16.	Effective Date is defined in Clause 15.7.

16.17.	EIA Reports is defined in Clause 6.1.

16.18.	EPP is defined in Clause 6.4.

16.19.	Existing Shareholder Loans is defined in the Shareholders’ Agreement, and the amount of which, as at the Effective Date, is estimated by the Investor, the Ivanhoe Group and the Rio Tinto Group to be approximately USD1 Billion (which amount shall be determined in accordance with Clause 15.7.5). For the purposes of clause 14.1(d)(ii) of the Shareholders’ Agreement, the Existing Shareholder Loans shall not include the amount of any expenditure incurred not related to the OT Project, and the amount of any exploration expenditure incurred in connection with the OT Project prior to the date of this Agreement, and such amount of exploration expenditure shall be agreed or determined by the audit described in Clause 15.7.5. The Parties agree that such exploration expenditure shall not include expenditure which is entitled to be capitalized in accordance with internationally recognized accounting principles including, for example, development costs related to drilling, shaft sinking and mine development.

16.20.	Expansion Period means any period of time during which the Investor is committing significant capital expenditure towards the expansion of the OT Project.

16.21.	Feasibility Study means a feasibility study for the proposed mining of reserves from the Contract Area, to be prepared in accordance with the requirements of the relevant Mongolian laws and regulations, or equivalent internationally recognized requirements, as updated from time to time.

16.22.	Force Majeure means an event beyond the control of a Party, including natural disasters such as earthquake, storm, fire, lightning, flood, drought, radioactive contamination, the closure of an international border crossing (on either side), significant labor unrest, and social emergency situations such as plague, war, state of war, and quarantine.

16.23.	Foreign Investment has the same meaning as “foreign investment” under the Foreign Investment Law as in force on the date of this Agreement.

16.24.	Government has the meaning in Article 3.1 of the Law on the Government of Mongolia.

16.25.	Investor means Ivanhoe Mines Mongolia Inc LLC a company duly organized in Mongolia with the state registration certificate of incorporation # 2657457 and foreign investor’s certificate # 00-218, holding mining licenses 6709A, 6708A and 6710A, being the issuer of a request to enter into an investment agreement and its approved assigns.

16.26.	Investor Infrastructure/Services means any infrastructure or services funded or provided by or on behalf of the Investor, its Affiliates, and their respective Contractors and Subcontractors in connection with the OT Project.

16.27.	Ivanhoe Group means Ivanhoe Mines Ltd and each Affiliate of it.

16.28.	Ivanhoe Mines Ltd means the corporation with that name incorporated under the laws of the Yukon Territory and with its registered office at 300 — 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

16.29.	Management Services Payment means the payment for works and services to be made under clause 6.4 of the Shareholders’ Agreement.

16.30.	Minerals Law means the Minerals Law of Mongolia, and any laws of Mongolia amending or in substitution for such law.

16.31.	Mining Licenses means mining licenses 6709A, 6708A and 6710A issued under the Minerals Law of Mongolia, the mining licences referred to in Clause 15.7.8, and other tenure incorporated under Clause 15.5 (and any renewals, extensions, substitutions or replacements thereof).

16.32.	Non-Stabilized Taxes is defined in Clause 2.1.

16.33.	Notice is defined in Clause 10.7.

16.34.	OT Project means the “Oyu Tolgoi Project” which consists of Core Operations and all ancillary activities that are undertaken on, or in connection with, the Contract Area.

16.35.	OT Project Workforce means the total number of individuals from time to time engaged by or on behalf of the Investor, its Contractors or any Subcontractors, to perform work or provide services in connection with the OT Project in Mongolia, whether as employees, contractors or otherwise.

16.36.	OT Training Strategy and Plan is defined in Clause 8.12.

16.37.	Parties means the Government and the Investor, both of which are the parties to this Agreement, and their permitted successors and assigns. “Party” has a corresponding meaning.

16.38.	Permits is defined in Clause 1.2.

16.39.	Private Placement Agreement means the placement agreement dated 18 October 2006 between Ivanhoe Mines Ltd and Rio Tinto International Holdings Limited, as amended.

16.40.	Products means:
16.40.1.	all copper, gold, silver and molybdenum, whether contained in ores, minerals, concentrates, precipitates or refined products; and
16.40.2.	any other metals or minerals, in whatever form, which are contained within copper or gold mineralization,

obtained as a result of Core Operations, after deducting any quantities thereof which are lost, discarded, destroyed or used in research, testing, mining, processing or transportation.
16.41.	Proprietary Technologies means flash smelting technology for the capture of sulphur rich gases from the smelting process, and flash converting technology used for removal of sulphur and iron impurities.

16.42.	Public Use Infrastructure/Services is defined in Clause 7.13.

16.43.	Rio Tinto means Rio Tinto International Holdings Limited, a corporation incorporated under the laws of England and Wales and with its registered office at 2 Eastbourne Terrace, London, W2 6LG, United Kingdom.

16.44.	Rio Tinto Group means Rio Tinto plc and Rio Tinto Limited, and any Affiliate of either or both of them.

16.45.	Rio Tinto Limited means the corporation with that name incorporated under the laws of Australia.

16.46.	Rio Tinto plc means the corporation with that name incorporated under the laws of England and Wales.

16.47.	SHC is defined in the Shareholders’ Agreement.

16.48.	Shareholders’ Agreement means the shareholders’ agreement for the OT Project dated on or about the date of this Agreement between the Government, through the Government corporate body ‘Erdenes MGL LLC’, a State owned company, the Investor, Ivanhoe Oyu Tolgoi (BVI) Ltd, incorporated under the laws of the British Virgin Islands and Oyu Tolgoi Netherlands B.V., incorporated under the laws of The Netherlands.

16.49.	Smelter is defined in Clause 3.19.

16.50.	Stabilized means that the rate and basis of imposition for a Tax shall remain stable from the date of this Agreement and during the term of this Agreement, unless lowered by any new or amending laws and regulations.

16.51.	Stabilized Taxes is defined in Clause 2.1.

16.52.	State means Mongolia.

16.53.	Statement of Reserves means a statement of reserves estimate that complies with the requirements of relevant Mongolian laws and regulations.

16.54.	Standing Working Committee means the committee described in Clause 15.7.7.

16.55.	Subcontractor means any company or individual which has concluded a contract with a Contractor (or its Affiliates) to carry out any activities, to make any supplies, or provide any services, in relation to the Core Operations.

16.56.	Taxes means all taxes, fees and payments as described in Article 5.1 of the General Law of Taxation, and “Tax” has a corresponding meaning.

16.57.	Ultimate Parent means Ivanhoe Mines Ltd and/or Rio Tinto plc.

16.58.	UNCITRAL Rules is defined in Clause 14.2.

16.59.	USD and $means the lawful currency of the United States of America.

16.60.	Water Approval means the ‘Approval of Water Resource (870 l/sec)’ the subject of the Order by the Minister of Nature, Environment and Tourism, Mongolia Number 22 dated January 27, 2009.

16.61.	Working Day means a day, other than a Saturday or Sunday, on which banks are open for general banking business in Ulaanbaatar, Mongolia.

16.62.	WPT Invalidation Law means Law on Invalidating the Tax Law on Price Increase for Some Products as enacted by the State Great Khural on 25 August 2009.
In this Agreement, headings are for convenience only and do not affect interpretation. The following rules apply unless the context otherwise requires:
16.63.	The singular includes the plural, and the converse also applies.

16.64.	A reference to a Party to this Agreement or another agreement or document includes a Party’s successors, permitted substitutes and permitted assigns.

16.65.	Mentioning anything after includes, including, for example, or similar expressions, does not limit what else might be included.

16.66.	Nothing in this Agreement is to be interpreted against a Party solely on the grounds that the Party put forward this Agreement or any part of it.

Signing Pages
IN WITNESS WHEREOF, this Agreement is executed and signed on this 6th day of October, 2009 in the City of Ulaanbaatar.
For and on behalf of the Government of Mongolia:

Minister of Mineral Resources and Energy	Signature: “Signed”
D. Zorigt

Date: October 6, 2009

Minister of Finance	Signature: “Signed”
S. Bayartsogt

Date: October 6, 2009

Minister of Nature, Environment and Tourism	Signature: “Signed”
L. Gansukh

Date: October 6, 2009

For and on behalf of Rio Tinto International Holdings Limited

Bret Clayton
Chief Executive, Copper and Diamonds Group	Signature: “Signed”
Rio Tinto

Date: October 6, 2009

For and on behalf of Ivanhoe Mines Ltd.

Peter Meredith	Signature: “Signed”
Deputy Chairman

Date: October 6, 2009

For and on behalf of Ivanhoe Mines Mongolia Inc LLC

Keith Marshall	Signature: “Signed”
Managing Director

Date: October 6, 2009

ANNEXURE
CONTRACT AREA (AS AT DATE OF AGREEMENT)

TREASURY BILL PURCHASE AGREEMENT
BETWEEN
THE GOVERNMENT OF MONGOLIA
AND
IVANHOE MINES MONGOLIA INC LLC

Treasury Bill Purchase Agreement between the Government of Mongolia and
Ivanhoe Mines Mongolia Inc LLC
This Treasury Bill Purchase Agreement (“this Agreement”) is made on this 6th day of October 2009 between:
The Government of Mongolia, acting through its authorized representative, the Minister of Finance (hereinafter referred to as the “Government”);
and
Ivanhoe Mines Mongolia Inc LLC, a company duly organized in Mongolia with the state registration certificate of incorporation # 2657457 and foreign investor’s certificate # 00-218, possessing mining licenses 6709A, 6708A and 6710A (hereinafter referred to as the “Investor”);
having regard to the following:
The Investor and the Government, and others, have entered into an Investment Agreement (the “Investment Agreement”) on or about the date of this Agreement which memorializes and regulates a relationship between them for the development and operation of the Oyu Tolgoi Project.
The Government requires the Investor to enter into this Agreement as a condition of the Government’s entry into the Investment Agreement.
The purpose of this Agreement is to record the terms and conditions on which the Investor has agreed to purchase from the Government three discounted Treasury Bills with an aggregate face value of USD $287,500,000.
1.	General
1.1.	Capitalized terms used in this Agreement, if not defined in this Agreement, shall have the meanings given to them in the Investment Agreement provided that “Parties” as used in this Agreement shall mean the Government as that term is defined in this Agreement and the Investor (and “Party” shall mean either the Government or the Investor, individually), and provided further that:
1.1.1.	“Taxes” for the purposes of this Agreement shall mean the taxes listed in Article 7 of the General Taxation Law.
1.1.2.	“Treasury Bill” means a bill issued by the Government in respect of the First TBill, Second TBill or Third TBill, denominated in USD and substantially in the form set out in Schedule 1, each having a term of five (5) years from the date of issue and in all respects ranking equally with and be payable pari passu with other priority sovereign debt of Mongolia (and in no circumstances inconsistent with the terms of this Agreement).
1.2.	A term not defined in this Agreement and which is defined in the Investment Agreement shall have the meaning given to it in the Investment Agreement. The rules of interpretation contained in Chapter 16 (Definitions) of the Investment Agreement shall apply to this Agreement, and this Agreement forms part of the Investment Agreement.

1.3.	This Agreement shall enter into force at such time as the Investment Agreement shall have been signed by all the parties thereto, and such execution shall constitute a condition precedent to this Agreement. This Agreement shall remain in effect from the aforesaid date of signing for so long as any amount of the Outstanding Balance remains unpaid by the Government, provided however, that Clause 7 shall survive so long as any taxable year of the Investor or any of its Affiliates to which any Tax may relate shall remain open for audit or adjustment by the Government.
2.	Purchase of Treasury Bills
2.1.	Subject to the terms and conditions of this Clause 2 in its entirety, the Investor shall purchase at a discount three (3) Treasury Bills to be issued by the Government having an aggregate face value of USD $287,500,000:
2.1.1.	Within fourteen (14) days after the Investment Agreement has been signed by all parties thereto, the Investor will purchase a Treasury Bill in the principal amount of USD $115,000,000 by paying the Government USD $100,000,000 (“First TBill”)
2.1.2.	Within fourteen (14) days after the Effective Date (as defined in the Investment Agreement), the Investor will purchase a Treasury Bill in the principal amount of USD $57,500,000 by paying the Government USD $50,000,000 (“Second TBill”).
2.1.3.	Within fourteen (14) days after drawdown, pursuant to full project financing, of all the funds required for construction of the open pit mine and underground mine for the Oyu Tolgoi Deposit contemplated in the Investment Agreement and all associated infrastructure (as contemplated by the associated feasibility studies for the open pit mine and underground mine) or no later than 30 June 2010 if such drawdown has not occurred by 30 June 2010, the Investor will purchase a Treasury Bill in the principal amount of USD $115,000,000 by paying the Government USD $100,000,000 (“Third TBill”).
The aggregate of the face value of the First TBill (being USD $115,000,000), the Second TBill (being USD $57,500,000) and the Third TBill (being USD $115,000,000) is hereinafter referred to as the “Principal Amount”.
3.	Outstanding Balance
3.1.	The “Outstanding Balance”, which shall always be in USD, shall mean, at any point in time:
3.1.1.	the Principal Amount outstanding at that time;
3.1.2.	less any amounts repaid by the Government to the Investor in accordance with Clauses 4.1, 6.1 or 6.3;
3.1.3.	less any amounts applied by the Investor in reduction of the Tax liability of the Investor and its Affiliates in accordance with Clause 4.1;
3.1.4.	plus the amount of any interest under Clause 6.2.1.

4.	Application of Outstanding Balance Against Tax Liability
4.1.	If the entirety of the then current Outstanding Balance has not been paid on a Repayment Date in accordance with Clause 6.1, then the Investor may, at its discretion, notify the Government in writing through the relevant taxation authority in Mongolia that any Tax owed by the Investor or any of its Affiliates has been satisfied in whole or in part by being offset against the Outstanding Balance. Promptly following the provision of such written notice, the Government shall, through the relevant taxation authority, provide to the Investor a receipt or voucher acceptable to the Investor (acting reasonably) as evidence of payment by the Investor (or, where applicable, its Affiliates) of the Tax liability described in the notice. Neither the Investor (nor, where applicable, its Affiliates) shall be liable or subject to any penalties or interest which might otherwise have been imposed on the Investor (or, where applicable, its Affiliates) in respect of a Tax liability satisfied by a written notice under this Clause 4.1. The Outstanding Balance shall not be reduced by the amount of a Tax liability specified by the Investor in a notice under this Clause 4.1 until the Investor has received all receipts and vouchers required under this Clause 4.1.
4.2.	If the Investor issues a written notice under Clause 4.1 to satisfy a VAT liability of the Investor or its Affiliates by application of the VAT amount against the Outstanding Balance, then the Government shall ensure that any entitlement the Investor or its Affiliates may have to a VAT refund under the laws or regulations of Mongolia shall not be affected by the VAT liability having been satisfied by such notice.
4.3.	Except as provided in Clause 6, the Government may repay the Outstanding Balance in whole or in part at any time.
4.4.	For the purposes of calculating the VAT refund amount to be applied as a credit in accordance with Clauses 2.1.2 or 2.1.3 and for applying a Tax liability against the Outstanding Balance under Clause 4.1, the VAT credit or Tax liability (as applicable) shall be converted by the Investor to USD using the average official Mongolian togrog / USD exchange rate published by Reuters during the week immediately preceding the payment in accordance with Clause 2.1.2 or 2.1.3 or Investor’s written notice under Clause 4.1 (this shall be calculated as the simple arithmetic average of the last published exchange rate for each day during that week).
5.	Scope
5.1.	For the avoidance of doubt, other than as provided in Clauses 4.1 and 6.3, nothing in this Agreement shall affect the manner in which any Tax liability shall be calculated and, without limiting the foregoing, nothing in this Agreement shall limit the ability of the Investor to treat any offset of Tax liability by amounts prepaid hereunder as a deductible expense from the taxable income of the Investor if otherwise permitted by the Investment Agreement or any applicable treaty, law or regulation.
5.2.	Any income that arises from this Agreement, or which may be derived as a result of the issue or redemption of the Treasury Bills or in any other way whatsoever as a result of the implementation of this Agreement shall not be subject to any form of taxation.

6.	Repayment
6.1.	The Government must immediately repay to the Investor the whole of the then current Outstanding Balance on the earliest to occur of each of the following events (the date of each such event constituting a “Repayment Date”):
6.1.1.	the Government or SHC fails to fulfil any material and significant obligations under the Investment Agreement or the Shareholders’ Agreement respectively for a period of 6 (six) months;

6.1.2.	the termination of the Investment Agreement or the Shareholders’ Agreement;

6.1.3.	if the conditions precedent in Clause 15.7 of the Investment Agreement are not satisfied or waived by the time required under the Investment Agreement and, accordingly, the Investment Agreement does not come into force and effect (as contemplated by the final paragraph in Clause 15.7 of the Investment Agreement); and

6.1.4.	each date which is five (5) years after the date of purchase by the Investor of each Treasury Bill.
6.2.	If the Government does not repay the then current Outstanding Balance in accordance with Clause 6.1, then the obligation to pay for the Treasury Bills remaining to be purchased by the Investor shall be cancelled and:
6.2.1.	the then current Outstanding Balance for the purposes of Clause 3 shall bear interest at a rate of 9.9% per annum calculated daily on the basis of a year comprising 360 days (but after allowing for the notional interest incorporated in the discount at which each Treasury Bill is issued) and added to the Outstanding Balance at the end of each Calendar Quarter; and

6.2.2.	the Government and SHC agree that the Investor may, without limiting any of its other rights, apply any freely available dividends or other amounts which may become due and payable by the Investor to SHC towards reduction of the Outstanding Balance.
6.3.	The Government must repay the Principal Amount of each Treasury Bill in accordance with its terms.

6.4.	Repayment of the Principal Amount and the Outstanding Balance must be made in USD.

6.5.	On repayment of the whole of the Principal Amount owing in respect of a Treasury Bill the Investor shall surrender to the Government the applicable Treasury Bill.

6.6.	Nothing in this Clause 6 limits the Investor’s right to commence arbitration proceedings to recover the Outstanding Balance.

6.7.	As consideration for the Investor’s purchase of the First TBill, the Government shall in good faith draw on sources of revenue other than the First TBill revenue until such time as the conditions precedent to the Investment Agreement have been satisfied and, to the extent possible, will not comingle Treasury Bill revenues with other sources of Government revenue.
7.	Dispute Resolution
Chapter 14 (Dispute Resolution) of the Investment Agreement relating to dispute resolution shall apply to this Agreement as if set out in full in this Agreement, and as if references in that clause to the ‘Parties’ were references to the Parties to this Agreement.

8.	Assignment
8.1.	The Investor shall be entitled to assign its rights and obligations under this Agreement and the Treasury Bills. The Investor may charge, mortgage or grant other forms of security over its rights and obligations under this Agreement and the Treasury Bills and the Government shall provide all necessary support (including providing written consent and signing necessary documents) to register and perfect the security in Mongolia.
8.2.	The Government shall not be entitled to assign or encumber its rights and obligations under this Agreement or the Treasury Bills.
8.3.	No assignment will expand or alter the rights and obligations of either Party under this Agreement.
9.	Miscellaneous
9.1.	The provisions of this Agreement contain the entire agreement between the Parties with respect to the subject matter of this Agreement.
9.2.	Notices or other communications under this Agreement between the Parties shall be given in accordance with the notice provisions contained in clause 15.32 of the Investment Agreement.
9.3.	This Agreement shall be governed by and interpreted in accordance with the laws of Mongolia and international treaties to which Mongolia is a party.
9.4.	Each Party agrees to do all things and execute all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to the provisions of this Agreement and the transactions contemplated by it.
9.5.	Upon mutual consent recorded in writing, the Parties may amend or modify this Agreement.
9.6.	The issuer of the Treasury Bills is the Government of Mongolia and the Treasury Bills constitute sovereign debt.
9.7.	Each Party warrants to each other Party that at the date of this Agreement it has full power and lawful authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to complete the transactions contemplated by this Agreement. The Government further warrants to the Investor that at the date of this Agreement and at the date that each Treasury Bill is issued:
9.7.1.	it has all requisite power and authority and has all necessary approvals, licences, permits and authorizations to issue the Treasury Bill;
9.7.2.	it has taken all requisite action to issue the Treasury Bill, and the Treasury Bill concerned constitutes a valid and binding obligation of the Government, enforceable against the Government in accordance with its terms, without regard to the principles of sovereign immunity;

9.7.3.	that the Treasury Bills are legally binding, valid and enforceable obligations of and against the Government;
9.7.4.	there are no facts or circumstances existing, except current liabilities incurred and obligations entered into in the usual and ordinary course, none of which (individually or in the aggregate) could have a material adverse effect on the Government’s ability to perform its obligations under this Agreement and under the Treasury Bills.
9.8.	If any provision of this Agreement is found to be unenforceable for whatever reason, that provision will be severed from the Agreement, and the remainder of this Agreement shall remain in force.
9.9.	The Government agrees that any change to the laws or regulations of Mongolia (including the passing of any new laws or regulations), or any other requirements that would, but for this Clause 9.9, be required to be complied with in connection with this Agreement that take effect after the date of this Agreement, and which discriminates against the Investor (taking into account the principles of non-discrimination in clause 2.3 of the Investment Agreement), shall not apply in relation to this Agreement.
9.10.	Expiration or earlier termination of this Agreement does not affect the monetary rights and obligations of the Parties which have accrued prior to the date of such expiry or termination and which remain undischarged at that date.
9.11.	This Agreement will be provided and executed in the Mongolian and English languages each in two original copies, with each Party retaining one copy in each language and the Parties agree that the Mongolian and English versions will be treated equally except that, in the event of any legal dispute in the interpretation between the two-language versions, the English version shall prevail.

SCHEDULE 1
Form of Treasury Bill
(the Form of Treasury Bill omitted)

SIGNING PAGE
IN WITNESS WHEREOF, this Agreement is executed and signed on this 6th day of October 2009 in the City of Ulaanbaatar.
For and on behalf of the Government of Mongolia:

Minister of Finance	Signature: “Signed”
S. Bayartsogt

Date: 6 October 2009
For and on behalf of Ivanhoe Mines Mongolia Inc LLC:

Keith Marshall	Signature “Signed”
Managing Director

Date: 6 October 2009

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: October 14, 2009	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary